FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Financial Statements with notes for the Third Quarter of 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2012

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income
III.	Interim Condensed Consolidated Statements of Changes in Equity
IV.	Interim Condensed Consolidated Statements of Cash Flows
V.	Notes to the Interim Condensed Consolidated Financial Statements

	Ch$ or CLP	=	Chilean pesos
	MCh$	=	Millions of Chilean pesos
	US$ or USD	=	U.S. dollars
	ThUS$	=	Thousands of U.S. dollars
	JPY	=	Japanese yen
	EUR	=	Euro
	MXN	=	Mexican pesos
	HKD	=	Hong Kong dollars
	U.F. or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

	IFRS	=	International Financial Reporting Standards
	IAS	=	International Accounting Standards
	RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
	IFRIC	=	International Financial Reporting Interpretations Committee
	SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2012	December 2011	September 2011
		MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	7	610,396	881,146	866,149
Transactions in the course of collection	7	409,937	373,639	461,081
Financial assets held-for-trading	8	341,668	301,771	343,940
Receivables from Repurchase agreements and Security Borrowing	9	46,830	47,981	72,865
Derivative instruments	10	381,177	385,688	636,664
Loans and advances to banks	11	793,033	648,425	665,290
Loans to customers, net	12	17,964,344	16,993,303	16,363,952
Financial assets available-for-sale	13	1,514,891	1,468,898	1,304,220
Financial assets held-to-maturity	13	—	—	—
Investments in other companies	14	15,368	15,418	15,007
Intangible assets	15	33,681	35,517	35,065
Property and equipment	16	207,655	207,888	207,397
Current tax assets	17	1,629	1,407	384
Deferred tax assets	17	127,511	116,282	113,420
Other assets	18	290,885	263,584	348,364
TOTAL ASSETS		22,739,005	21,740,947	21,433,798
LIABILITIES
Current accounts and other demand deposits	19	5,001,775	4,895,426	4,601,815
Transactions in the course of payment	7	211,450	155,424	290,720
Payables from Repurchase Agreements and Security Lending	9	309,049	223,202	230,292
Savings accounts and time deposits	20	9,947,950	9,282,324	8,935,977
Derivative instruments	10	453,291	429,913	621,140
Borrowings from financial institutions	21	1,124,497	1,690,939	1,850,774
Debt issued	22	2,978,444	2,388,341	2,332,053
Other financial obligations	23	147,554	184,785	222,455
Current tax liabilities	17	26,222	4,502	7,340
Deferred tax liabilities	17	21,329	23,213	18,382
Provisions	24	416,987	457,938	373,920
Other liabilities	25	265,914	265,765	251,184
TOTAL LIABILITIES		20,904,462	20,001,772	19,736,052

EQUITY	27
Attributable to Bank’s Owners:
Capital		1,509,994	1,436,083	1,436,083
Reserves		177,574	119,482	119,482
Other comprehensive income		17,570	(2,075)	683
Retained earnings:
Retained earnings from previous periods		16,379	16,379	16,379
Income for the period		327,910	428,805	329,218
Less:
Provision for minimum dividends		(214,885)	(259,501)	(204,100)
Subtotal		1,834,542	1,739,173	1,697,745
Non-controlling interests		1	2	1

TOTAL EQUITY		1,834,543	1,739,175	1,697,746
TOTAL LIABILITIES AND EQUITY		22,739,005	21,740,947	21,433,798

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine-month ended September 30, 2012 and 2011

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

A.    CONSOLIDATED STATEMENT OF INCOME

	Notes	September 2012	September 2011
		MCh$	MCh$
Interest revenue	28	1,182,658	1,060,319
Interest expense	28	(497,974)	(424,430)
Net interest income		684,684	635,889

Income from fees and commissions	29	275,326	278,084
Expenses from fees and commissions	29	(48,089)	(42,895)
Net fees and commission income		227,237	235,189

Net financial operating income	30	15,766	60,974
Foreign exchange transactions, net	31	24,829	(11,648)
Other operating income	36	16,341	19,262
Total operating revenues		968,857	939,666

Provisions for loan losses	32	(137,584)	(108,388)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		831,273	831,278

Personnel expenses	33	(231,632)	(240,720)
Administrative expenses	34	(176,048)	(167,956)
Depreciation and amortization	35	(23,267)	(22,985)
Impairment	35	(648)	(4)
Other operating expenses	37	(39,862)	(25,705)

TOTAL OPERATING EXPENSES		(471,457)	(457,370)

NET OPERATING INCOME		359,816	373,908

Income attributable to associates	14	857	2,763
Income before income tax		360,673	376,671

Income tax		(32,762)	(47,453)
	17
NET INCOME FOR THE PERIOD		327,911	329,218

Attributable to:		327,910	329,218
Bank’s Owners		1	—
Non-controlling interests		—	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	3.72	3.85
Diluted net income per share	27	3.72	3.85

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine-month ended September 30, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

B.    CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	September 2012	September 2011
		MCh$	MCh$
NET INCOME FOR THE PERIOD		327,911	329,218

OTHER COMPREHENSIVE INCOME

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available-for-sale instruments	13	23,294	(6,561)
Gains and losses on derivatives held as cash flow hedges		1,294	—
Cumulative translation adjustment		(65)	62
Other comprehensive income before income taxes		24,523	(6,499)

Income tax related to other comprehensive income	17	(4,880)	1,312

Total other comprehensive income		19,643	(5,187)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		347,554	324,031

Attributable to:
Bank’s owners		347,553	324,031
Non-controlling interest		1	—

		Ch$	Ch$
Comprehensive net income per share attributable to Bank’s owners:
Basic net income per share		3.95	3.79
Diluted net income per share		3.95	3.79

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine month ended September 30, 2011 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available- for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2010		1,158,752	32,256	55,130	5,974	—	(104)	16,091	378,529	(242,503)	1,404,125	2	1,404,127
Capitalization of retained earnings	27	67,217	—	—	—	—	—	—	(67,217)	—	—	—	—
Retention (released) earnings	27	—	—	32,096	—	—	—	—	(32,096)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(279,216)	242,503	(36,713)	(1)	(36,714)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	62	—	—	—	62	—	62
Valuation adjustment on available-for-sale instruments, net		—	—	—	(5,249)	—	—	—	—	—	(5,249)	—	(5,249)
Equity adjustment in subsidiary		—	—	—	—	—	—	288	—	—	288	—	288
Capital increase	27	210,114	—	—	—	—	—	—	—	—	210,114	—	210,114
Income for the period 2011		—	—	—	—	—	—	—	329,218	—	329,218	—	329,218
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(204,100)	(204,100)	—	(204,100)
Balances as of September 30, 2011		1,436,083	32,256	87,226	725	—	(42)	16,379	329,218	(204,100)	1,697,745	1	1,697,746

Balances as of December 31, 2011		1,436,083	32,256	87,226	(1,644)	(395)	(36)	16,379	428,805	(259,501)	1,739,173	2	1,739,175
Capitalization of retained earnings	27	73,911	—	—	—	—	—	—	(73,911)	—	—	—	—
Retention (released) earnings	27	—	—	58,092	—	—	—	—	(58,092)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(296,802)	259,501	(37,301)	(2)	(37,303)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(65)	—	—	—	(65)	—	(65)
Cash flow hedge adjustment, net		—	—	—	—	1,044	—	—	—	—	1,044	—	1,044
Valuation adjustment on available-for-sale instruments (net)		—	—	—	18,666	—	—	—	—	—	18,666	—	18,666
Income for the period 2012		—	—	—	—	—	—	—	327,910	—	327,910	1	327,911
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(214,885)	(214,885)	—	(214,885)
Balances as of September 30, 2012		1,509,994	32,256	145,318	17,022	649	(101)	16,379	327,910	(214,885)	1,834,542	1	1,834,543

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2012 and 2011

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	September 2012	September 2011
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		327,911	329,218
Items that do not represent cash flows:
Depreciation and amortization	35	23,267	22,985
Impairment of intangible assets and property and equipment	35	648	4
Provision for loan losses	32	164,370	131,262
Provision of contingent loans	32	2,909	7,651
Fair value adjustment of financial assets held-for-trading		626	(932)
Income attributable to investments in other companies	14	(648)	(2,577)
Income from sales of assets received in lieu of payment	36	(5,246)	(4,809)
Net gain on sales of property and equipment		(224)	(1,274)
(Increase) decrease in other assets and liabilities		(6,244)	(58,678)
Charge-offs of assets received in lieu of payment	37	1,974	2,865
Other charges (credits) to income that do not represent cash flows		(67,496)	78,645
Net changes in interest and fee accruals		20,639	(17,636)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(144,957)	(314,201)
Increase in loans to customers		(1,116,529)	(2,396,279)
Increase in financial assets held-for-trading, net		123,829	(112,555)
Decrease in deferred taxes, net	17	(13,113)	(10,171)
Increase in current account and other demand deposits		107,096	155,397
Increase in payables from repurchase agreements and security lending		56,397	159,487
Increase in savings accounts and time deposits		673,172	1,198,428
Proceeds from sale of assets received in lieu of payment		7,074	6,526
Total cash flows from operating activities		155,455	(826,644)

INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(81,974)	(126,380)
Purchases of property and equipment	16	(15,285)	(16,418)
Proceeds from sales of property and equipment		119	1,662
Purchases of intangible assets	15	(6,001)	(6,276)
Investments in other companies	14	(71)	—
Dividends received from investments in other companies	14	915	746
Total cash flows from investing activities		61,651	(146,666)

FINANCING ACTIVITIES:
Repayment of mortgage finance bonds		(20,791)	(28,896)
Proceeds from bond issuances	22	815,989	692,578
Redemption of bond issuances		(244,075)	(119,371)
Proceeds from subscription and payment of shares		—	210,114
Dividends paid		(296,802)	(279,216)
Increase in borrowings from financial institutions		19,285	27,861
Decrease in other financial obligations		(33,206)	47,146
Decrease in borrowings from Central Bank of Chile		(22,793)	—
Proceeds from borrowings from Central Bank (long-term)		15	68
Payment of borrowings from Central Bank of Chile (long-term)		(48)	(80)
Long-term foreign borrowings		336,103	779,561
Payment of long-term foreign borrowings		(815,838)	(368,478)
Proceeds from other long-term borrowings		666	944
Payment of other long-term borrowings		(4,270)	(7,472)
Total cash flows from financing activities		(265,765)	954,759

TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		(48,659)	(18,551)
Net effect of exchange rate changes on cash and cash equivalents		(34,148)	1,800

Cash and cash equivalents at beginning of year	7	1,429,908	1,447,695
Cash and cash equivalents at end of period	7	1,347,101	1,430,944

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month ended September 30, 2011 and 2012

 (Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

1.                   Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”), Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”), Banco de Chile’s shares are also listed on the Latin American securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

2.                   Legal provisions, basis of preparation and other information:

(a)                        Legal provisions:

The General Banking Law in its Article N° 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards, and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                        Basis of consolidation:

(b.1)            The current Interim Condensed Consolidated Financial Statements for the nine-months period ended September 30, 2012 are presented based on the same accounting principles described in the Bank’s audited Consolidated Financial Statements at December 31, 2011 and for the year then ended (audited financial statements), and have been prepared according to the Compendium of Accounting Standards, Chapter C-2 issued by the Superintendency of Banks and Financial Institutions and the International Financial Reporting Standard N°34 (“NIC 34”) “Intermediate Financial Information”.

According to NIC 34, the intermediate financial information is prepared solely with the intention of updating the content of the last annual Consolidated Financial Statements, putting emphasis on the new activities, events and circumstances occurred during the nine-month period after period end and not duplicating the previous published information in the last Consolidated Financial Statements. Consequently, the Interim Consolidated Financial Statements do not include all the complete information and notes required for the complete Consolidated Financial statements according to the International Accounting Standards and International Financial Information issued by the IASB, reason by which for a suitable understanding of the information that is included in these Interim Condensed Consolidated Financial Statements, they must be read along with the annual Consolidated Financial statements of Banco de Chile, corresponding to the year ended December 31, 2011. However, in the opinion of the Bank’s management, all the adjustments (consisting of normal recurring provisions) that were considered necessary for a reasonable presentation have been included.  The results of operations for the nine-month periods ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

(b.2)            The following table details the entities in which the Bank —directly or indirectly— owns a controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	September	September	September	September	September	September
Rut	Subsidiaries	Country	Currency	2012	2011	2012	2011	2012	2011
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile	Ch$	99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(c)   Use of estimates and judgment

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.   Goodwill valuation (Note 15);

2.   Useful lives of property and equipment and intangible assets (Notes 15 y 16);

3.   Income taxes and deferred taxes (Note 17);

4.   Provisions (Note 24);

5.   Commitments and contingencies (Note 26);

6.   Provision for loan losses (Note 32);

7.   Impairment of other financial assets (Note 35);

8.   Fair value of financial assets and liabilities (Note 39).

During the nine month period ended September 30, 2012 there have been no significant changes to estimations made when preparing the Bank’s 2011 Annual Consolidated Financial Statements, other than those indicated in these Interim Condensed Consolidated Financial Statements.

(d)   Reclassification:

For comparative purposes, certain line items of the September 30, 2011 Interim Condensed Consolidated Financial Statements have been reclassified.

(e)   Comparison of the Information:

The information contained in these financial statements corresponding to year 2011 is presented, unique and exclusively, to compare with the information regarding the period of nine month ended September 30, 2012.

(f)    Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements.

(g)   Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, in accordance with NIC 34, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                   New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of September 30, 2012, as per the following detail:

IAS 1 Presentation of Financial Statements

The annual improvements to IFRS, issued in May 2012, provide amendments to IAS 1 in order to clarify the requirements to provide comparative information for:

a) The requirements comparative of the opening statement of financial position when an entity applies an accounting policy retrospectively, or makes a retrospective restatement or reclassification, according to IAS 8 Accounting policies, changes in accounting estimates and Errors.

b) The requirement to provide comparative information when an entity provides additional comparative information beyond the minimum comparative information requirements.

The amendment is applicable for annual periods beginning January 1, 2013 and earlier application is permitted.  The amendment is applied retrospectively for any change accordance with the description in a) and b), for which currently has no impact for the Bank of Chile and its subsidiaries in their consolidated financial statements.

IAS 16 Property, Plant and Equipment

The annual improvements to IFRS, issued in May 2012, provide amendments to IAS 16, to clarify the accounting of spare parts, stand-by equipment and servicing equipment.  The definition of “property, plant and equipment” in IAS 16 is now considered in determining whether these items should be accounted for under that standard.  The amendment proposes to delete if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.

The amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013, with early application permitted.  In Management’s opinion, the application of this standard will not have a significant effect on the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 19 Employee Benefits

The amendments to IAS 19 published by the IASB in June, 2011 eliminated the option to defer recognition of gains and losses (the ‘corridor method’), streamline the presentation of changes in assets and liabilities arising from defined benefit plans and enhance the disclosure requirements for defined benefit plans.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, or earlier.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 27 Separate Financial Statements

This standard amended in May 2011, and supersedes IAS 27 (2008).  The scope of this standard is restricted only for separate financial statements, as the concept related to the definition of control and consolidation were removed and included in IFRS 10.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.  According to the assessment carried out this policy change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 Investments in Associates and Joint Venture

This standard was reissued in May 2011, regulates the accounting treatment of application of the equity method to investments in joint ventures.  Entities are required to apply amendments in the annual periods beginning on or after January 1, 2013, and early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.   To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IAS 32 Financial Instruments: Presentation

The amendments issued in December 2011, clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous.  The standard is effective for annual periods beginning on or after January 1, 2014 and early adoption is permitted.

In May 2012, the amendments removes a perceived inconsistency between IAS 32 and IAS 12 and indicating that the income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 “Income Taxes”.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

According to current rules about netting force in Chile, this rule has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 34 Interim Financial Reporting

The annual improvements to IFRS, issued in May 2012, incorporates amendments to IAS 34, in which it is established that requires disclosure of assets and total liabilities for a particular segment, if:

a) The total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision-maker.

b) There has been a material change from the amounts disclosed in the last annual financial statements for that reportable segment.

This amendment shall apply retroactively for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

According to the assessment carried out this policy change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries.

IFRS 7 Financial Instruments: Disclosures

In December 2011, amended the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.  An entity shall apply those amendments for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are working in its disclosures for give compliance to this rule.

IFRS 9 Financial Instruments: Financial liabilities

In October, 2010, the IASB published the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Most of the added requirements were carried forward unchanged from IAS 39.  However, the requirements related to the fair value option for financial liabilities were changed to address the issue of own credit risk in response to consistent feedback from users of financial statements and others that the effects of changes in a liability’s credit risk ought not to affect profit or loss unless the liability is held for trading.

The mandatory effective date to annual periods beginning on or after January 1, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39.  This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets.  A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments.  Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value.  In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry.  Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets.  Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 is effective for annual periods commencing as of January 1, 2015, and allows adoption prior to that date.  IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date.  It is not practicable to quantify the effect on the issuance of these consolidated financial statements.  To date, neither of these standards has been approved by the Superintendency of Banks, event that is required for their application.

IFRS 10 Consolidated Financial Statement

In May 2011 the IASB issued IFRS 10 establishes a new definition of control applies to all entities including “special purpose entities” or “structured entities” as they are now referred to in the new standards.  The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore are required to be consolidated by a parent.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 which replaces IAS 31 “Interest in Joint Ventures” and SIC-13 “Jointly-Controlled Entities- Non-monetary Contributions by Ventures”.

IFRS 11 eliminated the option to record the value of investment in a joint venture using proportionate consolidation or recognize its assets and liabilities its relative shares of those items, if any.  The new standards require using the equity method.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 which replaces the disclosure requirements previously included in IAS 27, IAS 31 and IAS 28. This new standard is aimed at concentrating on a single regulatory body disclosure of subsidiaries, joint agreements, associates and structured entities.  One of the most significant changes introduced by IFRS 12 is required for the parent to disclose the judgment that management has made to determine that it has control to consolidate or not different entities. The new disclosures will help users of its financial statement evaluate the nature and risks associated with interests in other entities and the effects of those interests on its financial statements.

These new standard is effective for annual periods beginning on or after January 1, 2013.  To date, Banco de Chile and its subsidiaries are evaluating the potential impact that its adoption will have on its consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement.  This new standard establishes a new definition of Fair Value.  This new standard does not change when an entity must or may use fair value, but changes the way how to measure the fair value of financial assets and liabilities and non-financial.

These new standard is effective for annual periods beginning on or after January 1, 2013.  According the assessment, this policy change has no impact on the consolidated financial statements of Banco de Chile and its subsidiaries, however the Bank is working in its disclosures for comply with the further information requests of this rule.  This rule will be applicable if Superintendency of Banks and Financial Institutions allow its adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                   Changes in Accounting Policies and Disclosures:

During the period ended September 30, 2012, have not occurred significant accounting changes that affect the presentation of consolidated financial statements.

5.                   Relevant Events:

a.                                     In an ordinary meeting held on January 26, 2012, the Bank’s Board of directors decided to call an ordinary shareholders meeting to be held on March 22, 2012 with the objective of proposing, among other matters, the increase the Banks capital through the capitalization of 30% of the Bank’s net income for the fiscal year 2011, by means of the issuance of shares without nominal value, set at the value of $67.48 per share and distributed among shareholders, without charge, at the rate of 0.018956 new shares per each paid for and subscribed share and to adopt all necessary resolutions subject to the options contemplated in Article 31 of Law N°19,396.

In an ordinary meeting held on March 22, 2012, its shareholders’ approved the distribution and payment of dividend No.200, in the amount of CLP$2.984740 per Banco de Chile common share, which represents 70% of the Bank’s net income for year 2011.

b.                                    On February 16, 2012 and pursuant to Article 116 of Law No. 18,045, Banco de Chile in his capacity as representative of the bondholders Series A, issued by Compañía Sud Americana de Vapores S.A., Banco de Chile informed, as an essential information, that because this has occurred the configuration of the disability cause contemplated in the first paragraph of Article 116 of Law No. 18,045, that is, being the representative of the bondholders related to the issuer.

Banco de Chile will refrain from further actions as such and will renounce as representative of the bondholders of such issue, for which purpose will proceed to quote in the shortest possible time to a bondholders meeting, to announce the renounce of Banco de Chile as representative and to propose to the assembly the appointment of a new representative.

The said bond issue is in the public deed dated August 29, 2001, executed in Santiago on behalf of the Public Notary Mr. René Benavente Cash, together with all the amendments and entered in the Registry of Securities of the Chilean Superintendency of Securities and Insurance under No. 274.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

c.                                     On March 27, 2012, the Central Bank of Chile communicated to Banco de Chile that in the Extraordinary Session, No. 1666E, held on the same date, the Board of the Central Bank of Chile resolved to request its corresponding surplus, from the fiscal year ended December 31, 2011, including the proportional part of the agreed upon capitalization profits, be paid in cash.

d.                                    On April 27, 2012 Banco de Chile informs that in the Ordinary Meeting held on April 26, 2012, the Board of Directors of Banco de Chile accepted the resignation presented by the Director, Mr. Fernando Quiroz Robles.

Likewise, the Board of Directors appointed, until the next Ordinary Shareholders Meeting, Mr. Francisco Aristeguieta Silva as Director. Additionally, in the same session, Mr. Francisco Aristeguieta Silva was appointed as Vice Chairman of the Board of Directors of Banco de Chile.

e.                                     On June 5, 2012 Banco de Chile informed the capitalization of 30% of the distributable net income obtained during the fiscal year ending the December 31, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 22, 2012, the Bank informed the following:

(i)                                     In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of CLP$73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year ended December 31, 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°118 dated May 17, 2012, which was registered on page 33,050, No. 23,246 on the Chamber of Commerce of Santiago, on May 18, 2012 and was published at “Diario Oficial” No. 40,267 on May 22, 2012.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 4/2012, on June 4, 2012.

(ii)                                  The Board of Directors of Banco de Chile, at the meeting No. 2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares.

(iii)                               The shareholders that will be entitled to receive the new shares, at a ratio of 0.018956 fully in paid shares for each Banco de Chile share, shall be those registered in the Registry of Shareholders on June 22, 2012.

(iv)                              The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(v)                                As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 88,037,813,511 nominative shares, without par value.

f.                                          On July 9, 2012, according to article 19 of Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of CLP$40,000,000 (Chilean pesos) to Banco de Chile, in connection with the forwarding and delivering service by electronic mail corresponding to June 2012 current account statements.

g.                                       In the Ordinary Session No. 2,761 held on September 13, 2012, the Board of Directors o Banco de Chile resolve to schedule an Extraordinary Shareholders Meeting to be held on October 17, 2012, with the purpose of proposing a capital increase in the amount of CLP$250,000,000,000 (two hundred and fifty billion Chilean pesos) by means for the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholders Meeting as well as to modify the Bank’s by-laws by adopting the other necessary agreements so as to make effective the agreed by-laws reform.  Cash shares to be issued will be ordinary Banco de Chile shares having the same rights as all Banco de Chile’s shares, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares, as the case may be, with respect to the earnings of fiscal year 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                    This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Trade Services Limited

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Factoring S.A.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Socofin S.A.

•  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from:  interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and additionally applies the following criteria:

•                                The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% or more of its total income during the nine-month period ended September 30, 2012 and 2011.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The following table presents the information by segment for the periods ended September 30, 2012 and 2011 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Adjustment (*)		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	481,852	430,070	181,664	180,084	9,006	15,640	4,994	3,513	677,516	629,307	7,168	6,582	684,684	635,889
Net fees and commissions income (loss)	133,637	128,104	24,445	24,820	(363)	(408)	77,945	90,495	235,664	243,011	(8,427)	(7,822)	227,237	235,189
Other operating income	10,392	11,680	20,380	32,756	11,574	12,248	23,717	19,805	66,063	76,489	(9,127)	(7,901)	56,936	68,588
Total operating revenue	625,881	569,854	226,489	237,660	20,217	27,480	106,656	113,813	979,243	948,807	(10,386)	(9,141)	968,857	939,666

Provisions for loan losses	(138,141)	(82,253)	(90)	(23,923)	84	(942)	563	(1,270)	(137,584)	(108,388)	—	—	(137,584)	(108,388)
Depreciation and amortization	(15,603)	(15,925)	(5,498)	(4,760)	(999)	(1,162)	(1,167)	(1,138)	(23,267)	(22,985)	—	—	(23,267)	(22,985)
Other operating expenses	(299,518)	(278,519)	(86,007)	(93,621)	(5,387)	(6,918)	(67,664)	(64,468)	(458,576)	(443,526)	10,386	9,141	(448,190)	(434,385)
Income attributable to associates	384	1,903	193	599	21	—	259	261	857	2,763	—	—	857	2,763
Income before income taxes	173,003	195,060	135,087	115,955	13,936	18,458	38,647	47,198	360,673	376,671	—	—	360,673	376,671
Income taxes													(32,762)	(47,453)
Income after income taxes													327,911	329,218

Assets	9,192,495	8,374,468	9,502,575	9,060,024	3,403,764	3,288,521	1,175,064	1,082,710	23,273,898	21,805,723	(664,033)	(485,729)	22,609,865	21,319,994
Current and deferred taxes													129,140	113,804
Total assets													22,739,005	21,433,798

Liabilities	7,135,781	6,186,498	9,142,352	9,198,491	4,275,812	3,938,302	966,999	872,768	21,520,944	20,196,059	(664,033)	(485,729)	20,856,911	19,710,330
Current and deferred taxes													47,551	25,722
Total liabilities													20,904,462	19,736,052

(*)This column corresponds to the elimination adjustment to conform to the interim condensed consolidated statements of comprehensive income and statements of financial position

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                   Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	September 2012	December 2011	September 2011
	MCh$	MCh$	MCh$
Cash and due from banks:
Cash	392,752	346,169	361,859
Current account with the Chilean Central Bank	43,877	139,328	136,208
Deposits in other domestic banks	38,358	106,656	112,172
Deposits abroad	135,409	288,993	255,910
Subtotal - Cash and due from banks	610,396	881,146	866,149

Net transactions in the course of collection	198,487	218,215	170,361
Highly liquid financial instruments	528,345	290,069	373,507
Repurchase agreements	9,873	40,478	20,927
Total cash and cash equivalents	1,347,101	1,429,908	1,430,944

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                       Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours, and are detailed as follows:

	September 2012	December 2011	September 2011
	MCh$	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	187,824	185,342	180,378
Funds receivable	222,113	188,297	280,703
Subtotal transactions in the course of collection	409,937	373,639	461,081

Liabilities
Funds payable	(211,450)	(155,424)	(290,720)
Subtotal transactions in the course of payment	(211,450)	(155,424)	(290,720)
Net transactions in the course of collection	198,487	218,215	170,361

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                   Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September 2012	December 2011	September 2011
	MCh$	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	28,322	66,243	33,503
Central Bank promissory notes	2,991	4,657	7,603
Other instruments issued by the Chilean Government and Central Bank	28,701	6,942	17,524

Other instruments issued in Chile
Mortgage bonds from domestic banks	28	61	90
Bonds from domestic banks	343	585	4,234
Deposits in domestic banks	205,981	191,003	228,677
Other instruments issued in Chile	175	370	45

Instruments issued by foreign institutions
Other instruments issued abroad	—	—	—

Mutual fund investments:
Funds managed by related companies	75,127	31,910	52,264
Total	341,668	301,771	343,940

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, for the period ended September 30, 2012 and 2011 the Bank does not have movement for this concept.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$186,754 as of September 30, 2012 (MCh$218,054 in 2011).

Agreements to repurchase have an average expiration of 8 days as of period-end (4 days in 2011).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$53,962 as of September 30, 2012 (MCh$66,874 as of September 30, 2011), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                   Repurchase Agreements and Security Lending and Borrowing:

(a)              The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of September 30, 2012 and 2011, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	821	—	—	—	—	—	—	—	—	—	—	—	821	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	8,038	3,089	36,178	43,435	1,793	26,341	—	—	—	—	—	—	46,009	72,865

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	8,859	3,089	36,178	43,435	1,793	26,341	—	—	—	—	—	—	46,830	72,865

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                   Segment Reporting, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of September 30, 2012 and 2011, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	2,815	—	—	—	—	—	—	—	—	—	—	—	2,815
Central Bank promissory notes	11,622	1,744	—	15,288	—	—	—	—	—	—	—	—	11,622	17,032
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	292,867	191,517	404	18,905	—	23	—	—	—	—	—	—	293,271	210,445
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—		—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	4,156	—	—	—	—	—	—	—	—	—	—	—	4,156	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	308,645	196,076	404	34,193	—	23	—	—	—	—	—	—	309,049	230,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Receivables from Repurchase Agreements and Security Borrowing, continued:

(c)                        Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. As of September 30, 2012, the Bank held securities with a fair value of Ch$46,830 million (Ch$70,463 million in 2011) on such terms.  The Bank has an obligation to return the securities to its counterparties.

(d)                       Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of September 30, 2012 is Ch$198,351 million (Ch$237,292 million in 2011). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.            Derivative Instruments and Accounting Hedges:

(a)                        As of September 30, 2012 and 2011, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	31,045	13,208	24,850	17,043	95,814	129,965	—	—	10,451	9,260
Interest rate swap	—	—	—	—	—	—	24,922	15,609	17,613	14,012	132,698	197,605	—	—	25,450	26,821
Total derivatives held for hedging purposes	—	—	—	—	—	—	55,967	28,817	42,463	31,055	228,512	327,570	—	—	35,901	36,081

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	82,739	—	—	—	—	—	55,388	—	—	—	24,487	—	—	—	2,510	—
Total Derivatives held as cash flow hedges	82,739	—	—	—	—	—	55,388	—	—	—	24,487	—	—	—	2,510	—

Derivatives held-for-trading purposes
Currency forward	3,223,110	6,255,228	2,622,351	3,433,039	4,122,813	4,055,157	483,081	407,577	24,744	8,641	65	—	105,657	354,717	133,948	283,930
Cross currency swap	396,826	120,000	760,730	335,014	3,008,540	1,286,175	2,757,096	1,040,133	1,470,854	208,613	2,272,725	146,538	79,482	87,472	101,293	109,167
Interest rate swap	104,974	292,780	489,825	431,469	1,399,758	857,220	2,430,379	1,352,448	1,316,295	668,734	1,177,397	580,498	194,560	192,181	178,327	189,734
Call currency options	18,360	9,273	24,036	206	58,191	86,337	3,418	—	—	—	—	—	575	2,282	702	2,084
Put currency options	12,244	1,288	19,655	103	29,661	4,018	1,709	—	—	—	—	—	903	12	610	123
Others	—	—	—	—	—	—	—	—	—	—		663,899	—	—	—	21
Total derivatives of negotiation	3,755,514	6,678,569	3,916,597	4,199,831	8,618,963	6,288,907	5,675,683	2,800,158	2,811,893	885,988	3,450,187	1,390,935	381,177	636,664	414,880	585,059

Total	3,838,253	6,678,569	3,916,597	4,199,831	8,618,963	6,288,907	5,787,038	2,828,975	2,854,356	917,043	3,703,186	1,718,505	381,177	636,664	453,291	621,140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

(b)    Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2012 and 2011:

	As of September 30,
	2012	2011
	MCh$	MCh$
Hedged element
Commercial loans	151,709	160,216
Corporate bonds	175,233	227,226
Total	326,942	387,442

Hedge instrument
Cross currency swap	151,709	160,216
Interest rate swap	175,233	227,226
Total	326,942	387,442

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

(c)     Cash flow Hedges:

(c.1)     From the year 2011, the Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and foreign exchange of bonds issued abroad in Mexican pesos to rate TIIE (Interbank Interest Rate Balance) plus 0.6 percentage points and Hong Kong dollars to fix rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

(c.2)     Below is an estimate of the periods in which the estimated cash flows, that includes the interest and the capital amount, of the hedged item(s) are expected to be generated:

	As of September 30, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item (Corporate bonds MXN)
Outflows	(233)	(466)	(2,331)	(58,884)	—	—	(61,914)

Hedged item (Corporate bonds HKD)
Outflows	—	—	(979)	(1,959)	(1,964)	(34,285)	(39,187)

Hedged Instrument (Cross currency swap MXN leg)
Inflows	233	466	2,331	58,884	—	—	61,914

Hedged Instrument (Cross currency swap HKD leg)
Inflows	—	—	979	1,959	1,964	34,285	39,187

Net cash flows	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.          Derivative Instruments and Accounting Hedges, continued:

(c)     Cash flow Hedges, continued:

	As of September 30, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item (Cash flows CLF)
Inflows	—	815	1,663	62,035	859	34,225	99,597

Hedged Instrument (Cross currency swap CLF/MXN leg)
Outflows	—	(815)	(1,663)	(60,330)	—	—	(62,808)

Hedged Instrument (Cross currency swap CLF/HKD leg)
Outflows	—	—	—	(1,705)	(859)	(34,225)	(36,789)

Net cash flows	—	—	—	—	—	—	—

Respect to assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)     The accumulated amount of unrealized gain was Ch$811 millions generated from hedging instruments, which has been recorded in equity.

(c.4)     The net effect in income of derivatives cash flow hedges amount to Ch$693 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.          Loans and advances to Banks:

(a)     Amounts are detailed as follows:

	September 2012	December 2011	September 2011
	MCh$	MCh$	MCh$
Domestic Banks
Interbank loans	44,076	15,059	24,813
Others credits with domestic banks	—	—	504
Provisions for loans to domestic banks	(36)	(5)	(14)
Subtotal	44,040	15,054	25,303

Foreign Banks
Loans to banks	179,419	206,477	204,144
Overdrafts in current accounts	—	—	—
Credit with domestic companies	55,884	127,076	—
Credits with third countries	14,286	—	39,027
Other credits with foreign banks	—	—	197,892
Provisions for loans to foreign banks	(828)	(1,001)	(1,379)
Subtotal	248,761	332,552	439,684

Central Bank of Chile
Non-available Central Bank deposits	500,000	300,000	200,000
Other Central Bank credits	232	819	303
Subtotal	500,232	300,819	200,303
Total	793,033	648,425	665,290

(b)    Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	—	610	610
Charge-offs	—	—	—
Provisions established	14	769	783
Provisions released	—	—	—
Balance as of September 30, 2011	14	1,379	1,393

Balance as of January 1, 2012	5	1,001	1,006
Charge-offs	—	—	—
Provisions established	31	—	31
Provisions released	—	(173)	(173)
Balance as of September 30, 2012	36	828	864

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.          Loans to Customers, net:

(a)     Loans to Customers:

As of September 30, 2012 and 2011, the composition of the portfolio of loans is the following:

	As of September 30, 2012
	Assets before allowance			Allowances established
	Normal Portfolio	Impaired Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	8,219,956	238,843	8,458,799	(91,892)	(62,697)	(154,589)	8,304,210
Foreign trade loans	1,268,977	53,584	1,322,561	(48,182)	(406)	(48,588)	1,273,973
Current account debtors	188,909	11,271	200,180	(3,276)	(2,550)	(5,826)	194,354
Factoring transactions	545,880	6,611	552,491	(7,495)	(480)	(7,975)	544,516
Commercial lease transactions (1)	1,038,277	25,626	1,063,903	(4,725)	(8,645)	(13,370)	1,050,533
Other loans and accounts receivable	35,336	4,163	39,499	(477)	(1,602)	(2,079)	37,420
Subtotal	11,297,335	340,098	11,637,433	(156,047)	(76,380)	(232,427)	11,405,006
Mortgage loans
Mortgage bonds	108,907	5,731	114,638	—	(766)	(766)	113,872
Transferable mortgage loans	152,558	3,229	155,787	—	(582)	(582)	155,205
Other residential real estate mortgage loans	3,732,356	34,646	3,767,002	—	(13,888)	(13,888)	3,753,114
Credits from ANAP	27	—	27	—	—	—	27
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	114	350	464	—	—	—	464
Subtotal	3,993,962	43,956	4,037,918	—	(15,236)	(15,236)	4,022,682
Consumer loans
Consumer loans in installments	1,704,482	140,782	1,845,264	—	(124,908)	(124,908)	1,720,356
Current account debtors	232,697	10,717	243,414	—	(7,460)	(7,460)	235,954
Credit card debtors	588,074	24,085	612,159	—	(31,853)	(31,853)	580,306
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	199	7	206	—	(166)	(166)	40
Subtotal	2,525,452	175,591	2,701,043	—	(164,387)	(164,387)	2,536,656
Total	17,816,749	559,645	18,376,394	(156,047)	(256,003)	(412,050)	17,964,344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.          Loans to Customers net, continued:

(a)     Loans to Customers, continued:

	As of September 30, 2011
	Assets before allowances			Allowances established
	Normal Portfolio	Substandard Loans	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	7,470,714	250,522	7,721,236	(108,305)	(54,947)	(163,252)	7,557,984
Foreign trade loans	1,437,578	74,703	1,512,281	(63,890)	(410)	(64,300)	1,447,981
Current account debtors	152,547	7,575	160,122	(6,959)	(2,227)	(9,186)	150,936
Factoring transactions	548,748	2,312	551,060	(6,968)	(477)	(7,445)	543,615
Commercial lease transactions (1)	905,124	27,115	932,239	(8,427)	(6,992)	(15,419)	916,820
Other loans and accounts receivable	61,749	4,324	66,073	(463)	(1,946)	(2,409)	63,664
Subtotal	10,576,460	366,551	10,943,011	(195,012)	(66,999)	(262,011)	10,681,000
Mortgage loans
Mortgage bonds	129,744	11,336	141,080	—	(918)	(918)	140,162
Transferable mortgage loans	176,350	5,947	182,297	—	(931)	(931)	181,366
Other residential real estate mortgage loans	3,034,709	45,410	3,080,119	—	(12,910)	(12,910)	3,067,209
Credits from ANAP	55	—	55	—	(21)	(21)	34
Residential lease transactions(1)	—	—	—	—	—	—	—
Other loans and accounts receivable	56	419	475	—	(2)	(2)	473
Subtotal	3,340,914	63,112	3,404,026	—	(14,782)	(14,782)	3,389,244
Consumer loans
Consumer loans in installments	1,600,630	92,794	1,693,424	—	(108,861)	(108,861)	1,584,563
Current account debtors	221,384	9,842	231,226	—	(6,540)	(6,540)	224,686
Credit card debtors	490,028	14,487	504,515	—	(20,312)	(20,312)	484,203
Consumer lease transactions (1)	—	—	—	—	—	—	—
Other loans and accounts receivable	264	8	272	—	(16)	(16)	256
Subtotal	2,312,306	117,131	2,429,437	—	(135,729)	(135,729)	2,293,708
Total	16,229,680	546,794	16,776,474	(195,012)	(217,510)	(412,522)	16,363,952

(1)        In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of September 30, 2012, MCh$430,555 (MCh$385,669 in 2011) correspond to finance leases for real estate and MCh$633,348 (MCh$546,570 in 2011), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(b)             Allowances for loan losses:

Movements in allowances for loan losses during the nine-month period ended September 30, 2012 and 2011 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2011	161,581	194,546	356,127
Application of Circular N°3,503	20,859	—	20,859
Charge-offs:
Commercial loans	(4,898)	(21,275)	(26,173)
Mortgage loans	—	(2,079)	(2,079)
Consumer loans	—	(66,691)	(66,691)
Total charge-offs	(4,898)	(90,045)	(94,943)
Allowances established	17,470	113,009	130,479
Allowances released	—	—	—
Balance as of September 30, 2011	195,012	217,510	412,522

Balance as of January 1, 2012	160,377	224,113	384,490
Charge-offs:
Commercial loans	(5,759)	(26,979)	(32,738)
Mortgage loans	—	(3,117)	(3,117)
Consumer loans	—	(101,097)	(101,097)
Total charge-offs	(5,759)	(131,193)	(136,952)
Allowances established	1,429	163,083	164,512
Allowances released	—	—	—
Balance as of September 30, 2012	156,047	256,003	412,050

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.               As of September 30, 2012 and 2011, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

2.               As of September 30, 2012 and 2011, the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                               Loans to Customers, continued:

(c)              Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	September 2012	September 2011	September 2012	September 2011	September 2012	September 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	372,245	312,537	(47,299)	(38,466)	324,946	274,071
Due after 1 year but within 2 years	279,533	235,754	(34,820)	(28,756)	244,713	206,998
Due after 2 years but within 3 years	183,555	163,193	(22,489)	(19,011)	161,066	144,182
Due after 3 years but within 4 years	108,487	105,961	(15,036)	(12,930)	93,451	93,031
Due after 4 years but within 5 years	68,219	64,804	(10,760)	(9,122)	57,459	55,682
Due after 5 years	199,144	174,239	(24,586)	(20,595)	174,558	153,644
Total	1,211,183	1,056,488	(154,990)	(128,880)	1,056,193	927,608

(*)         The net balance receivable does not include past-due portfolio totaling MCh$7,710 as of September 30, 2012 (MCh$4,631 in 2011).

The leasing contracts are related to real estate, industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Sale or transfer of credits from the loans to customers:

During the period ended September 30, 2012 and 2011 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio according to the following:

As of September 30, 2012
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

116,295	(194)	116,295	(194)

As of September 30, 2011
Carrying amount	Allowances released	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

2,974	(61)	2,909	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                               Investment Securities:

As of September 30, 2012 and 2011 and December 31, 2011, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2012			December 2011			September 2011
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total	Available- for-sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	201,825	—	201,825	158,865	—	158,865	81,369	—	81,369
Promissory notes issued by the Chilean Government and Central Bank	140,579	—	140,579	58,564	—	58,564	292,855	—	292,855
Other instruments	215,563	—	215,563	194,965	—	194,965	72,592	—	72,592

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	88,072	—	88,072	87,966	—	87,966	89,981	—	89,981
Bonds from domestic banks	133,252	—	133,252	124,203	—	124,203	112,296	—	112,296
Deposits from domestic banks	479,342	—	479,342	521,881	—	521,881	357,846	—	357,846
Bonds from other Chilean companies	21,123	—	21,123	48,790	—	48,790	29,592	—	29,592
Promissory notes issued by other Chilean companies	—	—	—	5,659	—	5,659	5,570	—	5,570
Other instruments	126,250	—	126,250	139,602	—	139,602	134,191	—	134,191

Instruments issued abroad
Instruments from foreign governments or central banks	—	—	—	—	—	—	—	—	—
Other instruments	108,885	—	108,885	128,403	—	128,403	127,928	—	127,928

Total	1,514,891	—	1,514,891	1,468,898	—	1,468,898	1,304,220	—	1,304,220

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.          Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$11,597 as of September 30, 2012 (MCh$19,238 in 2011).  The agreements to repurchase have an average maturity of 4 days as of September 30, 2012 (5 days in 2011).

In instruments issued abroad are included mainly bank bonds and shares.

As of September 30, 2012, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$17,022 (net unrealized gain of MCh$725 in 2011), recorded in other comprehensive income within equity.

During 2012 and 2011, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2012 and 2011 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the nine-month period ended September 30, 2012 and 2011, and the year ended December 31, 2011  are as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Unrealized gain (loss) arising during the period	25,380	(10,416)	(11,450)
Realized gain included in the consolidated statement of comprehensive income	(2,086)	932	4,889
Net gain (loss) on available-for-sale before income tax	23,294	(9,484)	(6,561)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                               Investments in Other Companies:

(a)                      This item includes investments in other companies for an amount of MCh$15,368 as of September 30, 2012 (MCh$15,007 in 2011), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		September		September		September		September
Company	Shareholder	2012	2011	2012	2011	2012	2011	2012	2011
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments valued at equity method:
Servipag Ltda.	Banco de Chile	50.00	50.00	6,977	7,592	3,489	3,796	(210)	708
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	11,586	6,756	2,317	1,351	574	575
Redbanc S.A.	Banco de Chile	38.13	38.13	4,681	5,418	1,785	2,066	(158)	492
Sociedad Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	313	274
Transbank S.A.	Banco de Chile	26.16	26.16	6,068	6,169	1,587	1,614	227	254
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,337	1,967	668	984	(324)	64
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (*)	Banco de Chile	15.00	14.17	4,188	3,701	627	524	67	75
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,849	1,522	496	408	89	64
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	1,455	1,160	485	387	70	71
Subtotal						13,109	12,785	648	2,577

Investments valued at cost:
Bolsa de Comercio de Santiago S.A.						1,646	1,646	209	186
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	—	—
Bolsa Electrónica de Chile S.A.						257	257	—	—
Cámara de Compensación						8	8	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)(**)						39	2	—	—
Subtotal						2,259	2,222	209	186
Total						15,368	15,007	857	2,763

(*)                                 The company Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. considers the calculation of its net assets as of May 31, 2012, however, incorporates a share purchase, dated September 13, totaling Ch$34 million.

(**)                          On August 27, 2012 18 shares was purchased of Investment Swift which were evaluated in 3,300 Euros each, the amount of the acquisition totaled Ch$37 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                               Investments in Other Companies, continued:

(b)             The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2012 and 2011 is detailed as follows:

	September	September
	2012	2011
	MCh$	MCh$

Balance as of January1,	15,418	13,294
Sale of investments	—	—
Acquisition of investments	71	—
Participation in net income	648	2,577
Dividends receivable	(362)	(456)
Dividends received	(915)	(746)
Payment of dividends	508	338
Balance as of September 30,	15,368	15,007

(c)                        During the nine-month period ended September 30, 2012 and 2011 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                               Intangible Assets:

(a)              As of September 30, 2012 and 2011, Intangible assets are detailed as follows:

	Years						Accumulated
			Remaining				Amortization and
	Useful Life		amortization		Gross balance		Impairment		Net balance
	September	September	September	September	September	September	September	September	September	September
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of intangible asset:

Goodwill:
Investments in other companies	7	7	2	3	4,138	4,138	(2,845)	(2,224)	1,293	1,914
Other Intangible Assets:
Software or computer programs	6	6	2	4	80,191	71,777	(48,364)	(39,450)	31,827	32,327
Intangible assets arising from business combinations	7	7	2	3	1,740	1,740	(1,196)	(935)	544	805
Other intangible assets	—	—	—	—	41	87	(24)	(68)	17	19
Total					86,110	77,742	(52,429)	(42,677)	33,681	35,065

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.          Intangible Assets, continued:

(b)                      Movements in intangible assets during the nine-month period ended September 30, 2012 and 2011 are as follows:

	Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance

Balance as of January 1, 2011	4,138	65,664	1,740	81	71,623
Acquisitions	—	6,270	—	6	6,276
Disposals/ write-downs	—	(157)	—	—	(157)
Balance as of September 30, 2011	4,138	71,777	1,740	87	77,742

Balance as of January 1, 2012	4,138	74,525	1,740	102	80,505
Acquisitions	—	5,999	—	2	6,001
Disposals/ write-downs	—	(333)	—	(63)	(396)
Balance as of September 30, 2012	4,138	80,191	1,740	41	86,110

Accumulated Amortization and Impairment

Balance as of January 1, 2011	(1,759)	(32,690)	(740)	(64)	(35,253)
Amortization for the year (*)	(465)	(6,900)	(195)	(4)	(7,564)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	—	—	—	—
Others	—	140	—	—	140
Balance as of September 30, 2011	(2,224)	(39,450)	(935)	(68)	(42,677)

Balance as of January 1, 2012	(2,379)	(41,538)	(1,000)	(71)	(44,988)
Amortization for the year (*)	(466)	(7,159)	(196)	(15)	(7,836)
Impairment loss (*)	—	—	—	—	—
Disposals/ write-downs	—	333	—	62	395
Balance as of September 30, 2012	(2,845)	(48,364)	(1,196)	(24)	(52,429)

Net balance as of September 30, 2012	1,293	31,827	544	17	33,681

(*)                      See Note 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.          Intangible Assets, continued:

(c)                       As of September 30, 2012 and 2011, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	September	September
Detail	2012	2011
	MCh$	MCh$

Software and licenses	4,856	5,809

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                               Property and equipment:

(a)                       As of September 30, 2012 and 2011, this account and its movements are detailed as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Cost
Balance as of January 1, 2011	173,732	120,913	128,509	423,154
Additions	3,200	6,351	6,867	16,418
Disposals/write-downs	(933)	(1,886)	(681)	(3,500)
Transfers	—	4	(4)	—
Total	175,999	125,382	134,691	436,072

Accumulated depreciation	(32,793)	(102,872)	(93,006)	(228,671)
Impairment loss (*)	—	(4)	—	(4)
Balance as of September 30, 2011	143,206	22,506	41,685	207,397

Balance as of January 1, 2012	176,266	125,819	137,138	439,223
Additions	337	7,150	7,798	15,285
Disposals/write-downs	(453)	(1,176)	(1,704)	(3,333)
Transfers	—	—	—	—
Total	176,150	131,793	143,232	451,175

Accumulated depreciation	(35,228)	(108,272)	(99,890)	(243,390)
Impairment loss (*)	—	—	(130)	(130)
Balance as of September 30, 2012	140,922	23,521	43,212	207,655

Accumulated Depreciation
Balance as of January 1, 2011	(31,136)	(98,465)	(87,039)	(216,640)
Depreciation charges in the period (*) (**)	(2,232)	(6,292)	(6,611)	(15,135)
Sales and disposals in the period	575	1,885	644	3,104
Balance as of September 30, 2011	(32,793)	(102,872)	(93,006)	(228,671)

Balance as of January 1, 2012	(33,503)	(103,034)	(94,799)	(231,336)
Depreciation charges in the period (*) (**)	(2,178)	(6,414)	(6,553)	(15,145)
Sales and disposals in the period	453	1,176	1,462	3,091
Balance as of September 30, 2012	(35,228)	(108,272)	(99,890)	(243,390)

(*)                      See Note 35 Depreciation, Amortization and Impairment.

(**)               This amount does not include depreciation charges of the period for investments properties.  This amount is included in item “Other Assets” for MCh$286 (MCh$286 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                               Property and equipment, continued:

(b)                      As of September 30, 2012 and 2011, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

	September 2012
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	20,749	2,238	4,395	16,038	33,694	26,882	53,760	137,007

	September 2011
	Expense for the year	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	18,802	2,542	5,049	21,147	27,588	19,206	43,342	118,874

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)                        As of September 30, 2012 and 2011, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of September 30, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                               Current Taxes and Deferred Taxes:

(a)              Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Income taxes	47,334	64,590	56,202
Income tax adjustment for change in tax rate	2,697	—	—
Tax from previous periods	867	—	—
Tax on non-deductible expenses (tax rate 35%)	1,740	1,701	1,280
Less:
Monthly prepaid taxes (PPM)	(27,793)	(62,225)	(50,367)
Credit for training expenses	(72)	(742)	(106)
Other	(180)	(229)	(53)
Total	24,593	3,095	6,956

Tax rate	20.00%	20.00%	20.00%

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Current tax assets	1,629	1,407	384
Current tax liabilities	(26,222)	(4,502)	(7,340)
Total	(24,593)	(3,095)	(6,956)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                               Current Taxes and Deferred Taxes, continued:

(b)             Income Tax:

The Bank’s tax expense recorded for the nine-month period ended September 30, 2012 and 2011 as follows:

	September	September
	2012	2011
	MCh$	MCh$
Income tax expense:
Current year taxes	47,334	56,202
Income tax adjustment for change in tax rate	2,697	—
Tax from previous periods	(1,147)	(1,203)
Subtotal	48,884	54,999

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(3,663)	(10,863)
Effect of changes in tax rate	(14,206)	2,005
Subtotal	(17,869)	(8,858)

Non deductible expenses (Art. 21 Income Tax Law)	1,740	1,280
Other	7	32
Net charge to income for income taxes	32,762	47,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                               Current and Deferred Taxes, continued:

(c)              Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2012 and 2011:

	September		September
	2012		2011
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	20.00	72,134	20.00	75,334
Additions or deductions	(7.09)	(25,568)	(7.40)	(27,904)
Non-deductible expenses	0.48	1,740	0.34	1,280
Tax from previous year	(0.32)	(1,147)	(0.32)	(1,203)
Effect of changes in tax rate (*)	(3.94)	(14,206)	0.53	2,005
Lease deferred tax adjustment	0.82	2,942	—	—
Others	(0.87)	(3,133)	(0.55)	(2,059)
Effective rate and income tax expense	9.08	32,762	12.60	47,453

The effective rate for income tax for the period ended September 30, 2012 is 9.08% (12.60% in September 2011).

(*)The Law No. 20,630 of September 27, 2012, changed permanently the tax rate of the income tax calculated on net income before tax (first category) to 20.00%.

The effect on deferred tax and income tax as a result of this tax rate change represented a credit to income for the period 2012 by MCh$11,509, which breaks down as follows:

Item	MCh$

Deferred tax adjustment for change in tax rate	(14,206)
Income tax adjustment for change in tax rate	2,697
Net effect (credit) to income for the period 2012	(11,509)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                               Current and Deferred Taxes, continued:

(d)             Effect of deferred taxes on income and equity:

During the period 2012, the Bank has recorded the effects of deferred taxes.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December 31,	Unrecognized Temporary	Effect		Balances as of September 30,
	2011	Differences	Income	Equity	2012
	MCh$	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	76,910	—	18,734	—	95,644
Obligations with agreements to repurchase	1,850	—	(1,686)	—	164
Leasing equipment	12,320	—	(12,678)	—	(358)
Personnel provisions	4,930	—	393	—	5,323
Staff vacation	3,637	—	471	—	4,108
Accrued interests and indexation adjustments from past due loans	1,573	—	359	—	1,932
Staff severance indemnities provisions	1,462	—	225	—	1,687
Other adjustments	13,600	119	5,292	—	19,011
Total debit differences	116,282	119	11,110	—	127,511

Credit Differences:
Investments with agreements to repurchase	2,111	—	(1,954)	—	157
Depreciation and price-level restatement of property and equipment	11,609	—	1,652	—	13,261
Adjustment for valuation of financial assets available-for-sale	(373)	—	—	4,628	4,255
Adjustment for cash flow hedge	(90)	—	—	252	162
Transitory assets	1,525	—	1,292	—	2,817
Adjustment for derivative instruments	2,057	—	(8,224)	—	(6,167)
Other adjustments	6,374	(5)	475	—	6,844
Total credit differences	23,213	(5)	(6,759)	4,880	21,329

Deferred tax assets (liabilities), net	93,069	124	17,869	(4,880)	106,182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                               Other Assets:

(a)    Item detail:

At the end of each period, other assets are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Assets held for leasing (*)	75,129	74,185	106,942

Assets received or awarded as payment
Assets awarded in judicial sale	3,063	2,745	1,963
Assets received in lieu of payment	272	1,863	328
Provision for assets received in lieu of payment (see (b) below) (**)	(61)	(1,118)	(27)
Subtotal	3,274	3,490	2,264

Other Assets
Documents intermediated (***)	75,468	77,613	109,303
Other accounts and notes receivable	36,127	9,851	30,571
Guaranteed cash deposit	27,454	35,051	34,690
Investment properties	16,793	17,079	17,174
Prepaid expenses	8,836	4,567	7,294
VAT receivable	7,336	9,557	9,090
Recoverable income taxes	6,408	5,373	5,352
Commissions receivable	5,666	4,193	3,876
Transaction in progress	2,531	1,340	3,608
Rental guarantees	1,359	1,344	1,264
Pending transactions	1,250	2,709	1,708
Materials and supplies	614	654	685
Recovered leased assets for sale	487	203	153
Accounts receivable for sale of assets received in lieu of payment	276	530	668
Others	21,877	15,845	13,722
Subtotal	212,482	185,909	239,158
Total	290,885	263,584	348,364

(*)                      These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0106% (0.0134% in 2011) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)        This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                               Other Assets, continued:

(b)                      Movements in the provision for assets received in lieu of payment during the nine-month period ended September 30, 2012 and September 30, 2011 are detailed as follows:

MCh$

Balance as of January 1, 2011	15
Provisions used	(17)
Provisions established	43
Provisions released	(14)
Balance as of September 30, 2011	27

Balance as of January 1, 2012	1,118
Provisions used	(1,146)
Provisions established	89
Provisions released	—
Balance as of September 30, 2012	61

19.                               Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Current accounts	4,088,128	3,968,504	3,764,479
Other demand deposits and accounts	597,837	616,395	522,533
Other demand deposits	315,810	310,527	314,803
Total	5,001,775	4,895,426	4,601,815

20.                               Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Time deposits	9,710,292	9,081,335	8,727,133
Term savings accounts	179,978	177,900	177,856
Other term balances payable	57,680	23,089	30,988
Total	9,947,950	9,282,324	8,935,977

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                               Borrowings from Financial Institutions:

(a)                      At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Domestic banks	—	—	—

Foreign banks
Foreign trade financing
Commerzbank A.G.	168,912	156,138	177,904
Bank of America N.T. & S.A.	162,407	169,482	178,787
Wells Fargo Bank	149,405	197,076	194,266
Citibank N.A.	131,829	193,049	176,162
Standard Chartered Bank	92,771	124,412	118,160
The Bank of New York Mellon	56,601	36,412	41,234
Bank of Montreal	47,647	125,053	79,986
JP Morgan Chase Bank	38,109	122,699	126,636
Toronto Dominion Bank	38,103	67,682	61,952
Zuercher Kantonalbank	26,995	41,038	26,840
Sumitomo Banking	16,661	36,456	46,462
Mercantil Commercebank N.A.	14,212	—	23,161
Banco Espiritu Santo	2,391	2,605	—
Bank of China	1,692	1,206	790
Banca Nazionale del Lavoro	—	78,198	77,177
Royal Bank of Scotland	—	64,584	114,530
ING Bank	—	39,108	59,446
Branch Banking and Trust Company	—	10,413	10,316
Bank of Nova	—	3,119	—
Banca Itesa	—	—	51,667
China Development Bank	—	—	51,524
Others	372	65	1,473
Borrowings and other obligations
Wells Fargo Bank	94,944	103,742	128,587
China Development Bank	41,826	52,032	51,821
Standard Chartered Bank	35,901	39,591	51,786
Citibank N.A.	2,167	1,010	—
Commerzbank A.G.	839	2,761	—
Otros	685	153	43
Subtotal	1,124,469	1,668,084	1,850,710

Chilean Central Bank	28	22,855	64

Total	1,124,497	1,690,939	1,850,774

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.    Borrowings from Financial Institutions, continued:

(b)         Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 80’s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	September 2012	December 2011	September 2011
	MCh$	MCh$	MCh$

Borrowings and other obligations	—	22,793	—
Total credit lines for the renegotiation of loans	28	62	64
Total	28	22,855	64

(c)          Foreign Obligations

The maturities are as follows:

	September 2012	December 2012	September 2011
	MCh$	MCh$	MCh$

Up to 1 month	174,419	115,696	305,656
Over 1 month and up to 3 months	153,010	200,786	378,908
Over 3 months and up to 12 months	655,278	1,079,317	874,269
Over 1 year and up to 3 years	99,936	220,368	240,227
Over 3 years and up to 5 years	41,826	51,917	51,650
Over 5 years	—	—	—
Total	1,124,469	1,668,084	1,850,710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                   Debt Issued:

At the end of each period, debt issued is detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Mortgage bonds	123,738	152,098	163,372
Bonds	2,110,601	1,488,369	1,414,442
Subordinated bonds	744,105	747,874	754,239
Total	2,978,444	2,388,341	2,332,053

During the period ended as of September 2012, Banco de Chile issued bonds by an amount of MCh$815,989, of which corresponds to Unsubordinated bonds and Subordinated Bonds by an amount of MCh$799,917 and MCh$16,072 respectively, according to the following details:

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUO0911	89,896	10 years	3.40	UF	02/15/2012	02/15/2022
BCHIUD0510	14,109	6 years	2.20	UF	02/16/2012	02/16/2018
BCHIUI0611	1,338	7 years	3.20	UF	03/05/2012	03/05/2019
BCHIUI0611	3,352	7 years	3.20	UF	03/07/2012	03/07/2019
BCHIUI0611	1,116	7 years	3.20	UF	03/23/2012	03/23/2019
BCHIUP1211	88,345	10 years	3.40	UF	04/04/2012	04/04/2022
BCHIUI0611	2,236	7 years	3.20	UF	04/17/2012	04/17/2019
BCHIUQ1011	27,343	11 years	3.40	UF	05/08/2012	05/08/2023
BCHIUQ1011	48,568	11 years	3.40	UF	05/11/2012	05/11/2023
BCHIUQ1011	12,449	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	46,428	11 years	3.40	UF	06/04/2012	06/04/2023
BCHIUS0212	20,552	11 years	3.40	UF	06/07/2012	06/07/2023
BCHIUT0112	66,850	12 years	3.40	UF	06/12/2012	06/12/2024
BCHIUR1011	33,295	12 years	3.40	UF	06/20/2012	06/20/2024
BCHIUR1011	4,450	12 years	3.40	UF	07/30/2012	07/30/2024
BCHIUR1011	13,469	12 years	3.40	UF	09/14/2012	09/14/2024
BCHIUR1011	1,799	12 years	3.40	UF	09/24/2012	09/24/2024
BCHIUR1011	5,284	12 years	3.40	UF	09/25/2012	09/25/2024
BONO HKD (*)	24,487	15 years	4.00	HKD	09/05/2012	09/05/2027
Subtotal as of September 30, 2012	505,366
Short-term as of Bonds (**)	294,551
Total as of September 30, 2012	799,917

(*) On August 9, 2012 it approved in Board Meeting No. 2,759 a bond issue program in Hong Kong, according the Regulation — K of SEC (Securities and Exchange Commission) for an amount of US$60,000,000 in Hong Kong dollars, of which on September 5, 2012 it were issued and placed an amount of HKD 400,000,000.

(**) On May 4, 2012 Banco de Chile gradually began issuing bonds denominated “Short-term Bonds (Commercial Papers), which have maturity, date of January 15, 2013.  The total issuance was USD$620,500,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                   Debt Issued, continued:

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-G1111	13,191	25 years	3.75	UF	07/30/2012	07/30/2037
UCHI-G1111	1,099	25 years	3.75	UF	07/31/2012	07/31/2037
UCHI-G1111	1,782	25 years	3.75	UF	08/31/2012	08/31/2037
Total as of September 30, 2012	16,072

During the year ended December 31, 2011, Banco de Chile issued bonds by an amount of Ch$749,586 million, of which correspond to unsubordinated bond.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUE0510	82,639	6 years	2.20	UF	05/20/2011	05/20/2017
BCHIUG0610	81,802	11 years	2.70	UF	05/27/2011	05/27/2022
BCHIUC0510	37,866	5 years	2.20	UF	07/07/2011	07/07/2016
BCHIUF0610	36,608	10 years	2.70	UF	07/07/2011	07/07/2021
BCHIUI0611	42,944	7 years	3.20	UF	07/12/2011	07/12/2018
BCHIUI0611	34,096	7 years	3.20	UF	07/20/2011	07/20/2018
BCHIUK0611	52,866	11 years	3.50	UF	07/28/2011	07/28/2022
BCHIUD0510	46,014	6 years	2.20	UF	07/28/2011	07/28/2017
BCHIUK0611	33,451	11 years	3.50	UF	07/29/2011	07/29/2022
BCHIUI0611	432	7 years	3.20	UF	08/02/2011	08/02/2018
BCHIUI0611	756	7 years	3.20	UF	08/03/2011	08/03/2018
BCHIUJ0811	48,045	8 years	3.20	UF	09/12/2011	09/12/2019
BCHI-B1208	84,912	7 years	2.20	UF	09/12/2011	09/12/2018
BCHIUD0510	12,790	6 years	2.20	UF	09/22/2011	09/22/2017
BCHIUH0611	21,668	6 years	3.00	UF	09/29/2011	09/29/2017
BCHIUI0611	65,014	7 years	3.20	UF	09/30/2011	09/30/2018
BCHIUD0510	10,675	6 years	2.20	UF	09/30/2011	09/30/2017
BCHIUD0510	1,068	6 years	2.20	UF	10/13/2011	10/13/2017
BNCHIL (*)	55,940	3 years	5.41	MXN	12/08/2011	12/04/2014
Total	749,586

(*) At the Ordinary Meeting No. BCH 2,738 held on August 11, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr. René Benavente Cash on August 19, 2011, authorized a program to place certificates in Mexico in an amount of MXN10,000,000,000, of which an amount of MXN1,500,000,000  were issued and placed on December 8, 2011.

The Bank has not had breaches of capital, interest or other breaches with respect to its debts instruments during year 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Public sector obligations	57,710	61,734	63,750
Other Chilean obligations	89,844	123,051	158,705
Total	147,554	184,785	222,455

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Provision for minimum dividends	214,885	259,501	204,100
Provisions for Personnel benefits and payroll expenses (see (c) below)	59,890	60,634	53,300
Provisions for contingent loan risks	38,243	35,334	37,765
Provisions for contingencies:
Additional loan provisions (*)	95,486	95,486	73,006
Other provisions for contingencies	4,443	2,702	962
Country risk provisions	4,040	4,281	4,787
Total	416,987	457,938	373,920

(*)The additional provisions correspond to a countercyclical provision for commercial loans. As of September 30, 2012, the Bank has not established and released additional provisions (establishing of MCh$1,572 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                               Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the nine month period ending September 30, 2012 and September 30, 2011:

		Personnel			Country risk
		benefits		Additional	provisions
	Minimum	and	Contingent	loan	and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	242,503	55,433	30,114	71,434	4,619	404,103
Provisions established	204,100	35,242	7,839	1,572	1,512	250,265
Provisions used	(242,503)	(36,679)	—	—	(215)	(279,397)
Provisions released	—	(696)	(188)	—	(167)	(1,051)
Balances as of September 30, 2011	204,100	53,300	37,765	73,006	5,749	373,920

Balances as of January 1, 2012	259,501	60,634	35,334	95,486	6,983	457,938
Provisions established	214,885	40,732	2,909	—	2,219	260,745
Provisions used	(259,501)	(37,606)	—	—	(223)	(297,330)
Provisions released	—	(3,870)	—	—	(496)	(4,366)
Balances as of September 30, 2012	214,885	59,890	38,243	95,486	8,483	416,987

(c)                        Provisions for personnel benefits and payroll:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Short-term personnel benefits	24,247	28,827	21,736
Vacation accrual	21,192	20,361	19,789
Pension plan- defined benefit plan	9,858	8,511	7,870
Other benefits	4,593	2,935	3,905
Total	59,890	60,634	53,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                               Provisions, continued:

(d)                       Pension plan — Defined benefit plan:

(i) Movement in the defined benefit obligations are as follow:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Opening defined benefit obligation	8,511	7,981	7,981
Increase in provisions	1,727	886	553
Benefit paid	(624)	(282)	(201)
Prepayments	(22)	(20)	(20)
Actuarial gains	266	(54)	(443)
Closing defined benefit obligation	9,858	8,511	7,870

(ii)                         Net benefits expenses:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Current service cost	1,727	886	553
Interest cost of benefits obligations	429	482	562
Actuarial gains	(163)	(536)	(1,004)
Net benefit expenses	1,993	832	111

(iii)                      Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	September	December	September
	2012	2011	2011
	%	%	%

Discount rate	5.37	6.04	7.06
Annual salary increase	2.00	2.00	2.00
Payment probability	93.00	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at September 30, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                               Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Balances as of January 1,	28,827	25,920	25,920
Provisions established	22,315	30,655	23,570
Provisions used	(24,025)	(27,724)	(27,735)
Provisions release	(2,870)	(24)	(19)
Balance as of September 30, 2012	24,247	28,827	21,736

(f)                         Movements in vacations accruals:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Balances as of January 1,	20,361	18,774	18,774
Provisions established	4,566	5,821	4,171
Provisions used	(3,485)	(4,187)	(3,070)
Provisions release	(250)	(47)	(86)
Balance as of September 30, 2012	21,192	20,361	19,789

(g)                        Employee share-based benefits provision:

As of September 30, 2012 and 2011, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of September 30, 2012 and 2011, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$38,243 million (Ch$37,765 million in 2011).  See Note N°26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                               Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Accounts and notes payable (*)	85,412	79,031	73,989
Unearned income	5,237	5,379	5,317
Dividends payable	919	786	836

Other liabilities
Documents intermediated (**)	129,877	134,820	129,428
Cobranding	22,150	20,894	19,504
VAT debit	9,943	12,465	10,031
Leasing deferred gains	5,482	7,039	5,994
Transactions in progress	3,506	1,941	2,128
Insurance payments	844	1,158	1,185
Others	2,544	2,252	2,772
Total	265,914	265,765	251,184

(*)                       Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)                This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	351,431	216,249	212,140
Confirmed foreign letters of credit	96,177	137,253	96,127
Issued letters of credit	151,474	131,567	184,381
Bank guarantees	1,348,065	1,235,031	1,145,578
Immediately available credit lines	5,388,667	4,881,220	4,717,788
Other commitments	138,752	164,361	152,980
Transactions on behalf of third parties
Collections	363,742	582,090	419,332
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	8,518	2,766	75,771
Financial assets acquired on its own behalf	27,284	62,701	37,315
Fiduciary activities
Securities held in safe custody in the Bank	6,227,878	5,613,495	6,503,574
Securities held in safe custody in other entities	4,334,369	4,088,670	4,312,692
Securities issued by own bank	1	—	—
Total	18,436,358	17,115,403	17,857,678

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(b)                       Lawsuits and legal proceedings:

(b.1)         Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters.  Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial position, or liquidity.  As of September 30, 2012, the Bank has established provisions for this concept in the amount of MCh$481 (MCh$742 in 2011), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	September 30, 2012
	2013	2014	2015	2016	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	80	5	16	380	481

(b.2)         Contingencies for significant lawsuits:

As of September 30, 2012 and 2011, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)                        Guarantees granted:

i.                 In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article 226 and subsequent Articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,412,000, maturing January 4, 2013 (UF 2,631,000, maturing on January 7, 2011 for the nine month 2011).

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$103,188 million as of September 30, 2012 (Ch$132,111 million in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

The details of guarantees are as follow:

	September	Guarantees
Fund	2012	Number
	MCh$

Mutual Fund Banca Americana Voltarget — Guaranted	14,320	003003-9
Mutual Fund Estrategia Commodities — Guaranted	8,381	338360-1
Mutual Fund Muralla China — Guaranted	24,773	003002-1
Mutual Fund Potencias Consolidadas — Guarnated	35,898	003000-5
Mutual Fund Ahorro Plus I — Guaranted	786	338358-8
Mutual Fund Ahorro Estable II — Guaranted	13,030	003004-7
Mutual Fund Ahorro Estable III — Guaranted	6,000	338362-7
Total	103,188

ii.                            In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2014, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December	September
Guarantees:	2012	2011	2011
	MCh$	MCh$	MCh$
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	16,221	15,980	44,729
Securities Exchange of the Electronic, Stock Exchange of Chile	28,423	21,731	26,370

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,991	2,987	—
Total	47,635	40,698	71,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                               Contingencies and Commitments, continued:

(c)                        Guarantees granted, continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chartis Chile — Compañía de Seguros Generales S.A. that expires January 2, 2013, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

(d)                       Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$

Credit lines	22,918	20,679	22,878
Bank guarantees	12,281	12,520	11,772
Guarantees and surety bonds	2,518	1,526	2,024
Letters of credit	421	523	1,033
Other commitments	105	86	58
Total	38,243	35,334	37,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                               Equity:

(a)              Capital

(i)             Authorized, subscribed and paid shares:

As of September 30, 2012, the paid-in capital of Banco de Chile is represented by 88,037,813,511 registered shares (86,942,514,973 in 2011), with no par value, fully paid and distributed.

(ii)          Shares:

(ii.1)     On March 17, 2011, the extraordinary shareholders meeting approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2010 by an amount of Ch$67,217 millions through the issuance of of 1,005,766,185 shares.

(ii.2)     On April 15, 2011, the transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile” was duly registered in the respective Securities Register as agreed upon the Extraordinary Shareholders Meeting held on March 17, 2011.

Accordingly, the shares in which the capital of the Bank is divided are registered in the Securities Register of the Superintendence of Banks and Financial Institutions and have the name “Banco de Chile”.

(ii.3)     On June 5, 2012, Banco de Chile informed of the capitalization of 30% of the distributable net income obtained during the fiscal year ending December 31, 2011, through the issuance of fully paid-in shares, of no par value, agreed in the Extraordinary Shareholders Meeting held on March 22, 2012, which are as follows:

In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of Ch$73,910,745,344 through the issuance of 1,095,298,538 fully paid-in shares, of no par value, payable under the distributable net income for the year 2011 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with No. 4/2012, on June 4, 2012.

The Board of Directors of Banco de Chile, at the meeting No. 2,754, dated May 24, 2012, set June 28, 2012, as the date for issuance and distribution of the fully paid in shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                               Equity, continued:

(a)                        Capital, continued

(ii)          Shares, continued:

(ii.4)               The following table shows the share movements from December 31, 2010 to September 30, 2012:

	Ordinary shares	Ordinary S Series shares	Total shares

As of December 31, 2010	73,834,890,472	8,716,808,951	82,551,699,423

Capitalization of retained earnings	1,005,766,185	—	1,005,766,185
Transformation of the shares series “Banco de Chile-S” into ordinary shares “Banco de Chile”	8,716,808,951	(8,716,808,951)	—
Fully paid the share capital increase	2,861,391,655	—	2,861,391,655
Total shares subscribed and fully paid	86,418,857,263	—	86,418,857,263
Shares subscribed and not paid	165,708,132	—	165,708,132
Shares issued and not subscribed	357,949,578	—	357,949,578
As of September 30, 2011	86,942,514,973	—	86,942,514,973

As of December 31, 2011	86,942,514,973	—	86,942,514,973
Capitalization of retained earnings	1,095,298,538	—	1,095,298,538
As of September 30, 2012	88,037,813,511	—	88,037,813,511

(ii.5)     During the capital increase process as of September 30, 2011, the Bank subscribed and fully paid shares by 2,861,391,655, being, at that dated, an amount net of cost associated with the issuance of Ch$210,114 millions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                               Equity, continued:

(b)                        Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract, Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the nine-month period ended September 30, 2012 ascend to Ch$306,978 millions (Ch$291,571 millions in 2011).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year 2011 made in March 2012 amounted to Ch$58,092 millions (Ch$32,096 millions of income for the year 2010 retained in March 2011).

(c)                         Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 22, 2012, the Bank’s shareholders agreed to distribute and pay dividend No. 200 amounting to Ch$2.984740 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2011.

At the Ordinary Shareholders’ Meeting held on March 17, 2011, the Bank’s shareholders agreed to distribute and pay dividend No. 199 amounting to Ch$2.937587 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2010.

(d)                        Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income as described in Note 2 (v) of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$214,885 (MCh$204,100 in 2011) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                               Equity, continued:

(e)                        Earnings per share:

i.           Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

ii.          Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	September	September
	2012	2011
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	327,910	329,218
Weighted average number of ordinary shares	88,037,813,511	85,407,427,274
Earning per shares (in Chilean pesos)	3.72	3.85

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	327,910	329,218
Weighted average number of ordinary shares	88,037,813,511	85,407,427,274
Assumed conversion of convertible debt	—	—
Adjusted number of shares	88,037,813,511	85,134,802,008
Diluted earnings per share (in Chilean pesos)	3.72	3.85

As of September 30, 2012 and 2011, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                               Equity, continued:

(f)                          Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.  During period of 2012 it was made a charge to equity for an amount of Ch$65 million (credit to equity for Ch$62 million in 2011).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2012 it was made a credit to equity for an amount of Ch$18,666 million (charge to equity for Ch$5,249 million in 2011).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2012 it was made a credit to equity for an amount of Ch$1,044 million (for the period 2011 there was no balance).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                               Interest Revenue and Expenses:

(a)                       On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	September 2012				September 2011
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	510,362	51,120	1,462	562,944	412,253	90,390	3,203	505,846
Consumer loans	379,081	555	5,122	384,758	311,939	1,056	4,624	317,619
Residential mortgage loans	124,381	49,182	2,926	176,489	100,988	79,782	3,360	184,130
Financial investment	44,861	9,521	—	54,382	35,334	14,022	—	49,356
Repurchase agreements	2,044	—	—	2,044	3,919	—	—	3,919
Loans and advances to banks	8,237	—	—	8,237	7,310	—	—	7,310
Other interest revenue	122	970	—	1,092	100	1,647	—	1,747
Total	1,069,088	111,348	9,510	1,189,946	871,843	186,897	11,187	1,069,927

The amount of interest revenue recognized on a received basis for impaired portfolio as of September 30, 2012 was Ch$6,649 million (Ch$6,747 million in 2011).

(b)                       At the each period end, the detail of income from suspended interest is as follows:

	September 2012			September 2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	5,478	1,762	7,240	5,946	2,964	8,910
Residential mortgage loans	1,449	687	2,136	540	127	667
Consumer loans	194	—	194	986	557	1,543
Total	7,121	2,449	9,570	7,472	3,648	11,120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                               Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	September 2012			September 2011
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	325,390	31,420	356,810	235,594	55,455	291,049
Debt issued	78,528	29,814	108,342	58,213	44,333	102,546
Other financial obligations	1,594	546	2,140	1,711	1,057	2,768
Repurchase agreements	11,634	10	11,644	7,599	—	7,599
Borrowings from financial institutions	18,400	1	18,401	16,191	(4)	16,187
Demand deposits	58	2,245	2,303	42	3,853	3,895
Other interest expenses	14	98	112	—	386	386
Total	435,618	64,134	499,752	319,350	105,080	424,430

(d)                       As of September 30, 2012 and 2011, the Bank uses interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans through micro-hedging.

	September 2012			September 2011
	Income (loss)	Expenses	Total	Income (loss)	Expenses	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from accounting hedges	2,400	1,778	4,178	1,010	—	1,010
Loss from accounting hedges	(11,246)	—	(11,246)	(28,209)	—	(28,209)
Net gain on hedged items	1,558	—	1,558	17,591	—	17,591
Total	(7,288)	1,778	(5,510)	(9,608)	—	(9,608)

(e)                        At the each period end, the summary of interest and expenses is as follows:

	September	September
	2012	2011
	MCh$	MCh$

Interest revenue	1,189,946	1,069,927
Interest expenses	(499,752)	(424,430)
Subtotal	690,194	645,497

Income accounting hedges (net)	(5,510)	(9,608)

Total interest revenue and expenses, net	684,684	635,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                               Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	September	September
	2012	2011
	MCh$	MCh$
Income from fees and commission
Card services	74,908	66,908
Collections and payments	44,705	37,066
Investments in mutual funds and other	42,645	49,661
Trading and securities management	20,088	21,177
Lines of credit and overdrafts	17,082	17,022
Fees for insurance transactions	12,913	16,476
Portfolio management	12,879	22,395
Use of distribution channel	11,914	14,595
Guarantees and letters of credit	10,481	9,564
Usage Banchile’s brand	9,241	8,232
Financial advisory services	2,908	1,504
Other fees earned	15,562	13,484
Total income from fees and commissions	275,326	278,084

Expenses from fees and commissions
Fees for credit card transactions	(30,085)	(25,810)
Sales force fees	(7,206)	(5,830)
Fees for collections and payments	(4,965)	(4,959)
Fees for securities transactions	(2,494)	(2,921)
Sale of mutual fund units	(2,142)	(2,527)
Other fees	(1,197)	(848)
Total expenses from fees and commissions	(48,089)	(42,895)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                               Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	September	September
	2012	2011
	MCh$	MCh$

Financial assets held-for-trading	14,777	19,022
Sale of available-for-sale instruments	5,620	2,490
Net income on other transactions	2,219	(159)
Derivative instruments	(6,850)	39,676
Sale of loan portfolios	—	(55)
Total	15,766	60,974

31.                               Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2012	2011
	MCh$	MCh$

Translation difference, net	35,812	(21,620)
Indexed foreign currency, net	(10,290)	9,972
Gain from accounting hedges	(693)	—
Total	24,829	(11,648)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                               Provisions for Loan Losses:

The movement during the nine-month period ended September 2012 and 2011 is the following:

	Loans and		Loans to customers
	advances to banks		Commercial loans		Mortgage loans		Consumer loans		Total		Contingent loans		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
Individual provisions	(31)	(783)	(1,429)	(17,470)	—	—	—	—	(1,429)	(17,470)	(2,663)	(7,839)	(4,123)	(26,092)
Group provisions	—	—	(33,736)	(30,197)	(2,449)	(1,587)	(126,898)	(81,225)	(163,083)	(113,009)	(246)	—	(163,329)	(113,009)

Provisions established, net	(31)	(783)	(35,165)	(47,667)	(2,449)	(1,587)	(126,898)	(81,225)	(164,512)	(130,479)	(2,909)	(7,839)	(167,452)	(139,101)

Provisions released:
Individual provisions	173	—	—	—	—	—	—	—	—	—	—	—	173	—
Group provisions	—	—	—	—	—	—	—	—	—	—	—	188	—	188

Provisions released, net	173	—	—	—	—	—	—	—	—	—	—	188	173	188

Provision, net	142	(783)	(35,165)	(47,667)	(2,449)	(1,587)	(126,898)	(81,225)	(164,512)	(130,479)	(2,909)	(7,651)	(167,279)	(138,913)

Additional provision	—	—	—	(1,572)	—	—	—	—	—	(1,572)	—	—	—	(1,572)

Recovery of written-off assets	—	—	10,091	8,851	1,456	788	18,148	22,458	29,695	32,097	—	—	29,695	32,097

Provisions, net of allowances for credit risk	142	(783)	(25,074)	(40,388)	(993)	(799)	(108,750)	(58,767)	(134,817)	(99,954)	(2,909)	(7,651)	(137,584)	(108,388)

According to the Administration, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.            Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	September	September
	2012	2011
	MCh$	MCh$

Remuneration	134,965	125,287
Bonuses	53,964	81,797
Lunch and health benefits	16,300	14,553
Staff severance indemnities	9,152	3,182
Training expenses	1,269	1,057
Other personnel expenses	15,982	14,844
Total	231,632	240,720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.            Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	September	September
	2012	2011
	MCh$	MCh$

General administrative expenses
Information Technology and communications	34,887	34,565
Maintenance and repair of property and equipment	21,830	20,430
Office rental	14,335	13,298
Securities and valuables transport services	6,821	6,584
Rent ATM area	5,539	4,611
External advisory services	4,876	3,867
Office supplies	4,796	4,741
Lighting, heating and other utilities	3,673	4,441
Representation and transferring of personnel	2,530	2,827
Legal and notary	2,321	2,062
Insurance premiums	2,052	1,776
P.O box, mail and postage	1,965	2,140
Donations	1,059	1,127
Equipment rental	875	893
Fees for professional services	521	395
SBIF fines	40	—
Other general administrative expenses	7,937	6,035
Subtotal	116,057	109,792

Outsources services
Credit pre-evaluation services	14,197	17,438
Data processing	5,814	5,610
Other	8,419	6,093
Subtotal	28,430	29,141

Board expenses
Board remunerations	1,517	1,524
Other Board expenses	322	490
Subtotal	1,839	2,014

Marketing expenses
Advertising	21,209	19,754
Subtotal	21,209	19,754

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	4,782	4,007
Real estate contributions	1,981	1,652
Patents	1,133	1,102
Other taxes	617	494
Subtotal	8,513	7,255
Total	176,048	167,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.            Depreciation, Amortization and Impairment:

(a)                        At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	September	September
	2012	2011
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note 16a)	15,431	15,421
Amortization of intangibles assets (Note 15b)	7,836	7,564
Total	23,267	22,985

(b)                       As of September 30, 2012 and 2011, the composition of impairment expenses is the following:

	September	September
	2012	2011
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	518	—
Impairment of Properties and Equipment (Note 16a)	130	4
Impairment of Intangible Assets (Note 15b)	—	—
Total	648	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.            Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	September	September
	2012	2011
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	5,246	4,809
Other income	2	108
Subtotal	5,248	4,917

Release of provisions for contingencies
Country risk provisions	241	—
Other provisions for contingencies	255	167
Subtotal	496	167

Other income
Rental income	4,427	4,170
Recovery from external branches	1,865	1,572
Expense recovery	681	1,180
Fiduciary and trustee commissions	423	69
Other tax adjustments	272	807
Gain on sale of property and equipment	231	1,289
Monthly prepaid taxes revaluation	80	430
Income from sale of leased assets	79	942
Income from external branches	41	36
Refund charged-off of property and equipment	19	1,430
Refund policy insurances	15	9
Others	2,464	2,244
Subtotal	10,597	14,178

Total	16,341	19,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.            Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	September	September
	2012	2011
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	89	29
Charge-off assets received in lieu of payment	1,974	2,865
Expenses to maintain assets received in lieu of payment	423	396
Subtotal	2,486	3,290

Provisions for contingencies
Country risk provisions	—	1,291
Other provisions for contingencies	3,337	583
Subtotal	3,337	1,874

Other expenses
Cobranding travel club and global pass	13,905	13,648
Write-offs for operating risks	7,382	2,097
Other provisions	5,400	—
Transactions in progress provisions	2,643	—
Card administration	1,674	1,874
Write-offs and provisions for fraud	696	513
Operating expenses and charge-off leasing assets	655	441
Mortgage life insurance	202	183
Contributions to government organizations	173	157
Civil judgments	162	194
Loss on sale of properties and equipment	7	15
Expenses of previous periods	—	7
Others	1,140	1,412
Subtotal	34,039	20,541

Total	39,862	25,705

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.            Related Party Transactions:

The related parties of the Bank and its subsidiaries include entities of the Bank’s corporate group; corporations which are the Bank’s parent company, associated companies, subsidiaries, associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the Bank, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

Article 147 of the Companies Act, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, when terms of price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, Article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)        Loans to related parties:

	Production Companies (*)			Investment Companies (**)			Individuals (***)			Total
	September	December	September	September	December	September	September	December	September	September	December	September
	2012	2011	2011	2012	2011	2011	2012	2011	2011	2012	2011	2011
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Loans and accounts receivable:
Commercial loans	272,105	209,764	213,082	63,617	81,798	75,401	701	575	558	336,423	292,137	289,041
Residential mortgage loans	—	—	—	—	—	—	14,927	13,919	12,828	14,927	13,919	12,828
Consumer loans	—	—	—	—	—	—	3,479	3,387	2,797	3,479	3,387	2,797
Gross loans	272,105	209,764	213,082	63,617	81,798	75,401	19,107	17,881	16,183	354,829	309,443	304,666
Provision for loan losses	(1,016)	(602)	(451)	(176)	(295)	(259)	(83)	(68)	(61)	(1,275)	(965)	(771)
Net loans	271,089	209,162	212,631	63,441	81,503	75,142	19,024	17,813	16,122	353,554	308,478	303,895

Off balance sheet accounts:
Guarantees	21,068	18,670	19,273	—	—	—	—	—	—	21,068	18,670	19,273
Letters of credits	235	158	311	—	—	—	—	—	—	235	158	311
Banks guarantees	30,010	21,313	25,790	1,940	2,038	194	—	—	—	31,950	23,351	25,984
Immediately available credit lines	37,827	32,406	24,865	3,263	1,451	1,649	9,501	9,393	9,223	50,591	43,250	35,737
Total off balance sheet account	89,140	72,547	70,239	5,203	3,489	1,843	9,501	9,393	9,223	103,844	85,429	81,305
Provision for contingencies loans	(120)	(95)	(82)	(1)	(2)	(2)	—	—	(5)	(121)	(97)	(89)
Off balance sheet account, net	89,020	72,452	70,157	5,202	3,487	1,841	9,501	9,393	9,218	103,723	85,332	81,216

Amount covered by Collateral
Mortgage	31,013	27,958	27,881	55	55	55	15,256	15,431	15,421	46,324	43,444	43,357
Warrant	—	—	—	—	—	—	—	—	—	—	—	—
Pledge	13	—	—	—	—	—	7	7	7	20	7	7
Others (****)	2,842	2,855	2,855	17,300	17,300	17,300	10	10	10	20,152	20,165	20,165
Total collateral	33,868	30,813	30,736	17,355	17,355	17,355	15,273	15,448	15,438	66,496	63,616	63,529

Acquired Instruments
For trading purposes	—	2,154	—	—	—	—	—	—	—	—	2,154	—
Total acquired instruments	—	2,154	—	—	—	—	—	—	—	—	2,154	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                         Production companies are legal entities which comply with the following conditions:

i)                      They engage in productive activities and generate a separable flow of income

ii)                   Less than 50% of their assets are trading securities or investments

(**)                  Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)           Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)    These guarantees correspond mainly to shares and other financial guarantees.

(b)                      Other assets and liabilities with related parties:

	September	December	September
	2012	2011	2011
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	21,265	97,390	95,070
Repurchase agreements and Security Borrowing	—	—	—
Derivative instruments	111,278	116,010	141,461
Other assets	4,421	2,665	2,728
Total	136,964	216,065	239,259

Liabilities
Demand deposits	110,702	69,287	113,882
Savings accounts and time deposits	450,330	531,448	527,444
Derivative instruments	90,201	100,238	120,608
Borrowings from financial institutions	133,996	194,059	176,162
Debt issued	35,585	—	—
Other liabilities	9,647	7,969	6,333
Total	830,461	903,001	944,429

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.          Related Party Transactions, continued:

(c)        Income and expenses from related party transactions (*):

	September		September
	2012		2011
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	12,584	14,929	10,486	22,214
Fees and commission income	43,093	22,184	44,931	21,582
Financial operating	161,390	132,764	439,337	347,296
Released or established of provision for credit risk	—	349	426	—
Operating expenses	—	50,478	—	52,462
Other income and expenses	601	15	646	50
Total	217,668	220,719	495,826	443,604

(*)    This detail does not constitute a Statement of Comprehensive Income for related party transactions since assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)        Related party contracts:

There are no contracts entered during the period 2012 and 2011 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)        Payments to key management personnel:

	September	September
	2012	2011
	MCh$	MCh$

Remunerations	2,939	2,638
Short-term benefits	3,871	2,820
Contract termination indemnity	260	—
Total	7,070	5,458

Composition of key personnel:

	N° of executives
	September	September
Position	2012	2011
CEO	1	1
Deputy general manager	1	—
CEOs of subsidiaries	8	8
Division Managers	14	15
Total	24	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                     Related Party Transactions, continued:

(f)                           Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	September 2012		September 2011		September 2012	September 2011	September 2012	September 2011	September 2012	September 2011	September 2012	September 2011
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	267	(*)	258	(*)	32	34	216	213	—	—	515	505
Gonzalo Menéndez Duque	37		35		13	18	84	81	—	—	134	134
Jorge Awad Mehech	37		36		15	20	80	76	—	—	132	132
Jaime Estévez Valencia	37		35		15	19	69	61	—	—	121	115
Andrónico Luksic Craig	110		106		6	10	—	—	—	—	116	116
Rodrigo Manubens Moltedo	37		35		16	19	37	34	—	—	90	88
Francisco Pérez Mackenna	37		35		13	16	38	33	—	—	88	84
Jorge Ergas Heymann	37		24		13	10	33	26	—	—	83	60
Thomas Fürst Freiwirth	37		35		14	17	30	24	—	—	81	76
Guillermo Luksic Craig	37		35		4	6	—	—	—	—	41	41
Jacob Ergas Ergas	—		10		—	5	7	15	—	—	7	30
Felipe Joannon Vergara	—		10		—	7	—	12	—	—	—	29
Otros directores de filiales	—		—		—	—	123	121	—	64	123	185
Total	673		654		141	181	717	696	—	64	1,531	1,595

(1)            Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$13 (MCh$7 in 2011).

(*)            Includes a provision of MCh$155 (MCh$152 in 2011) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$198 (MCh$184 in 2011).

Travel and other related expenses amount to MCh$110 (MCh$235 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.            Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is contained into the Banco de Chile’s Fair Value Policy.

One of the most important definition in this framework is the Product Control Unit, hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                          Industry standards of fair value measurements

In the fair value calculation process, Banco de Chile uses standard methodologies; closing prices, discounted cash flows and option models, Black-Scholes models, in the options case. The input parameters are rates, prices and volatility levels for each term and market factor that can change the fair value of any instrument in the portfolio.

(ii)                       Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information as Bloomberg and Bolsa de Comercio de Santiago terminals. This quote represents the price at which the instrument is frequently buy and sell in financial markets.

(iii)                    Valuation techniques

If there is not market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models requires a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based in observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, brokers such as ICAP, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

(iv)                  Fair value adjustments

Part of the fair value process consist in adjustment, Market Value Adjustments or MVA for short, to take into account two different market facts; bid/offer spreads and market factors liquidity. These adjustments are calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that in selling that position will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used. Bid, mid and offer market quotes are considered.

The liquidity adjustment considers the relative size to the market of each position in the portfolio. This adjustment is intended to reflect the relative size of Banco de Chile and the deepness of the markets. For this adjustment, the size of each position, recent transaction in active markets and recently observed liquidity are taking into account.

(v)                     Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event when significant differences were detected, these differences are scaled according to the amount of materiality for each grouping level, from a single report to the trader until a report to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kind of reports allows adequate control and consistency of the parameters used in the valuation, looking backwards revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

(vi)                  Judgmental analysis and information to Senior Management.

In particular no cases where there is no market quotations for the instrument, similar transaction prices or indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required for operate this kind of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)       Fair value hierarchy

Banco de Chile and his subsidiaries, taken into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                       Observable, quoted price in active markets for the same instrument or specific type of transaction to be evaluated.

In this level are considered the following instruments: currency futures, Chilean central bank and treasury securities, mutual funds investments and equity.

For each and every one of these instruments exist daily observable market valuation parameters; internal rates of return and closing prices, respectively, therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, closing prices times the number of instruments is used for fair value calculations. For Chilean central bank and treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency; CLP or CLF.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

Level 2:                       No market quotes are available for the specific financial instrument. For instruments in this level the valuation is done based on inference from observable market parameters; quoted prices for similar instruments in active markets.

This level is composed mostly by derivatives, currency and rate derivatives, bank’s debt securities, mortgage claims, money market instruments and less liquid Chilean central bank and treasury securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.          Fair Value of Financial Assets and Liabilities, continued:

For derivatives the fair value process depend upon his value is impacted by volatility as a relevant market factor; if is the case, Black-Scholes-Merton type of formula it is used. For the rest of the derivatives, swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that do have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves. In some cases external data from specialized providers, brokers such as ICAP and Riskamerica, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

The techniques described above are used by the Santiago Stock Exchange in Chile, Bloomberg or the Over-the-Counter, and correspond to the standard methodology used in the local and international markets.

Level 3:                       The input parameters used in the valuation are not observable through market quotes in active markets neither can be inferred directly from other transaction information in active markets. This category also includes instruments that are valued based on quoted prices for similar instruments where adjustments or assumptions are needed to reflect the differences between them.

Instruments classified as level 3 correspond to Corporate Debt issued mainly Chilean and foreign companies, issued both in Chile and abroad. These instruments are classified, for accounting purposes, as Available for Sale. For this securities classified as level 3, the indicative internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency. In this case only external data from specialized providers, brokers such as ICAP, Riskamerica and Interactive Data, it is used to for validate the parameters that will be used as inputs.

For this level corresponds to the described technique used by both the Bolsa de Comercio de Santiago de Chile as Bloomberg, and correspond to the standard methodology used in the local and international market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)        Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading from the Chilean Government and Central Bank	56,816	50,815	3,198	7,815	—	—	60,014	58,630
Other instruments issued in Chile	175	45	206,009	228,767	343	4,234	206,527	233,046
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	75,127	52,264	—	—	—	—	75,127	52,264
Subtotal	132,118	103,124	209,207	236,582	343	4,234	341,668	343,940
Derivative contracts for trading purposes
Forwards	—	—	105,657	354,717	—	—	105,657	354,717
Swaps	—	—	274,042	279,653	—	—	274,042	279,653
Call Options	—	—	575	2,282	—	—	575	2,282
Put Options	—	—	903	12	—	—	903	12
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	381,177	636,664	—	—	381,177	636,664
Hedge accounting derivative contracts
Swaps	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—
Financial assets available-for-sale from the Chilean Government and Central Bank	—	—	557,967	446,816	—	—	557,967	446,816
Other instruments issued in Chile	—	—	564,267	447,827	283,772	281,649	848,039	729,476
Instruments issued abroad	27,248	9,884	—	—	81,637	118,044	108,885	127,928
Subtotal	27,248	9,884	1,122,234	894,643	365,409	399,693	1,514,891	1,304,220
Total	159,366	113,008	1,712,618	1,767,889	365,752	403,927	2,237,736	2,284,824

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	133,948	283,930	—	—	133,948	283,930
Swaps	—	—	279,620	298,901	—	—	279,620	298,901
Call Options	—	—	702	2,084	—	—	702	2,084
Put Options	—	—	610	123	—	—	610	123
Futures	—	—	—	—	—	—	—	—
Other	—	—	—	21	—	—	—	21
Subtotal	—	—	414,880	585,059	—	—	414,880	585,059
Hedge derivative contracts
Swaps	—	—	38,411	36,081	—	—	38,411	36,081
Subtotal	—	—	38,411	36,081	—	—	38,411	36,081
Total	—	—	453,291	621,140	—	—	453,291	621,140

During the nine month period ended September 30, 2012 and 2011, there were no transfers between level 1 and 2 and nor between level 2 and 3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.      Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of September 30, 2012
	Balance as of January 1, 2012	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications	Transfer between Lever 1 and 2	Balance as of September 30, 2012
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	585	152	—	(394)	—	—	343
Subtotal	585	152	—	(394)	—	—	343
Available-for-Sale Instruments
Other instruments issued in Chile	321,378	1,578	(601)	(38,583)	—	—	283,772
Instruments issued abroad	105,391	(3,952)	19,484	(39,286)	—	—	81,637
Subtotal	426,769	(2,374)	18,883	(77,869)	—	—	365,409

Total	427,354	(2,222)	18,883	(78,263)	—	—	365,752

	As of September 30, 2011
	Balance as of January 1, 2011	Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Equity	Purchases, Sales and Agreements, net	Reclassifications	Transfer between Lever 1 and 2	Balance as of September 30, 2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,740	75	—	2,419	—	—	4,234
Subtotal	1,740	75	—	2,419	—	—	4,234
Available-for- Sale Instruments
Other instruments issued in Chile	230,480	9,229	(3,848)	30,151	15,637	—	281,649
Instruments issued abroad	76,104	16,180	(9,192)	50,589	(15,637)	—	118,044
Subtotal	306,584	25,409	(13,040)	80,740	—	—	399,693

Total	308,324	25,484	(13,040)	83,159	—	—	403,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(d)                        Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the sensitivity, by instrument, for instruments classified as level 3 to changes in key assumptions:

	As of September 30, 2012		As of September 30, 2011
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	343	(2)	4,234	(16)
Total	343	(2)	4,234	(16)
Financial assets available-for-Sale
Other instruments issued in Chile	283,772	65	281,649	(3,511)
Instruments issued abroad	81,637	(637)	118,044	(1,299)
Total	365,409	(572)	399,693	(4,810)

The level 3 figures in the precedent matrix represent the fair value calculated using data provided by the Business area, verified by the PCU using prices from independent market data providers. The following column, sensitivity to changes in key assumptions of models, represents the best proxy for what could be a variation, or delta, in the fair value of these instruments.

The sensitivity figures are calculated as a difference in fair values. This difference is calculated as the fair value in the precedent column, Banco de Chile figures, minus the fair value obtained by using other market data set. The rationale behind this way to calculate the sensitivity is based on the appropriateness of prices and rates provided by independent sources, such as Interactive Data. This brokerage information companies uses all the available market information and is used by the major financial institutions in Chile such as Banks and Pension Funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                     Fair Value of Financial Assets and Liabilities, continued:

(e)                         Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	September	September	September	September
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	610,396	866,149	610,396	866,149
Transactions in the course of collection	409,937	461,081	409,937	461,081
Receivables from repurchase agreements and security borrowing	46,830	72,865	46,830	72,865
Subtotal	1,067,163	1,400,095	1,067,163	1,400,095
Loans and advances to banks
Domestic banks	44,040	25,303	44,040	25,303
Central Bank of Chile	500,232	200,303	500,232	200,303
Foreign banks	248,761	439,684	248,761	439,684
Subtotal	793,033	665,290	793,033	665,290
Loans to customers, net
Commercial loans	11,405,006	10,681,000	11,468,524	10,722,693
Residential mortgage loans	4,022,682	3,389,244	4,163,431	3,490,263
Consumer loans	2,536,656	2,293,708	2,556,386	2,293,835
Subtotal	17,964,344	16,363,952	18,188,341	16,506,791
Total	19,824,540	18,429,337	20,048,537	18,572,176

Liabilities
Current accounts and other demand deposits	5,001,775	4,601,815	5,001,775	4,601,815
Transactions in the course of payment	211,450	290,720	211,450	290,720
Payables from repurchase agreements and security lending	309,049	230,292	309,049	230,292
Savings accounts and time deposits	9,947,950	8,935,977	9,932,922	8,910,112
Borrowings from financial institutions	1,124,497	1,850,774	1,117,776	1,844,075
Other financial obligations	147,554	222,455	147,554	222,455
Subtotal	16,742,275	16,132,033	16,720,526	16,099,469
Debt Issued
Letters of credit for residential purposes	90,201	113,867	91,294	115,176
Letters of credit for general purposes	33,537	49,505	33,943	50,074
Bonds	2,110,601	1,414,442	1,987,067	1,321,615
Subordinate bonds	744,105	754,239	726,693	729,604
Subtotal	2,978,444	2,332,053	2,838,997	2,216,469
Total	19,720,719	18,464,086	19,559,523	18,315,938

The fair value of assets not presented at fair value in the Statement of Financial Position is derived from balance sheet stocks and cash flows that Banco de Chile expects to receive, discounted using the relevant market interest rate for each type of transaction. These lasts cash flows are obtained from regulatory reports, in particular the C40 report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

The C40 report contains cash flows, in future value, for assets and liabilities, by maturity and currency. For long term assets and liabilities, contractual cash flows are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. The discount rates used to calculate the present value for each type of asset and liability correspond to the marginal rates of each product, considering specific rates by currency and term to capture both the risk inherent to the term as well as the expected level of each currency.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

For loans, contractual cash flows and loan loss provisions are used to calculate the fair value. The cash flows are discounted by type of asset and currency to obtain their present value. Consecutively, the loan loss provision, by type of asset, is subtracted from the present value to take into account the fact that the Bank has already model the estimate probability that his customers do not fulfill their obligations.

In the case of held to maturity investment, the fair value is based on market prices. The fair value of liabilities that do not have quoted market prices, it is based on discounted cash flows, using interest rates to similar terms.

The Bank did not incur any “day 1” profits or losses during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.            Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2012 and 2011, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	610,396	—	—	—	—	—	610,396
Transactions in the course of collection	409,937	—	—	—	—	—	409,937
Financial Assets held-for-trading	341,668	—	—	—	—	—	341,668
Receivables from repurchase agreements and security borrowing	8,859	36,178	1,793	—	—	—	46,830
Derivative instruments	28,796	41,305	105,805	91,489	43,923	69,859	381,177
Loans and advances to banks (**)	610,858	21,157	161,882	—	—	—	793,897
Loans to customers (*) (**)	1,475,462	2,147,105	3,300,317	3,974,433	2,032,740	4,455,741	17,385,798
Financial assets available-for-sale	394,221	114,695	387,813	228,990	170,477	218,695	1,514,891
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	3,880,197	2,360,440	3,957,610	4,294,912	2,247,140	4,744,295	21,484,594

	As of September 30, 2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	866,149	—	—	—	—	—	866,149
Transactions in the course of collection	461,081	—	—	—	—	—	461,081
Financial Assets held-for-trading	343,940	—	—	—	—	—	343,940
Receivables from repurchase agreements and security borrowing	3,089	43,435	26,341	—	—	—	72,865
Derivative instruments	176,055	98,152	137,335	98,085	54,970	72,067	636,664
Loans and advances to banks (**)	375,233	103,901	152,130	35,419	—	—	666,683
Loans to customers (*) (**)	1,711,249	1,994,750	3,030,284	3,398,523	1,968,530	3,901,132	16,004,468
Financial assets available-for-sale	558,502	127,521	230,851	98,989	91,771	196,586	1,304,220
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	4,495,298	2,367,759	3,576,941	3,631,016	2,115,271	4,169,785	20,356,070

(*)             This only includes loans that are current as of period end.  Therefore, it excludes past due loans amounting to MCh$990,596 (MCh$772,006 in 2011) of which MCh$603,199 (MCh$454,660 in 2011) were less than 30 days past due.

(**)      The respective provisions, which amount to MCh$412,050 (MCh$412,522 in 2011) for loans to customers and MCh$864 (MCh$1,393 in 2011) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.          Maturity of Assets and Liabilities, continued:

	As of September 30, 2012
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	5,001,775	—	—	—	—	—	5,001,775
Transactions in the course of payment	211,450	—	—	—	—	—	211,450
Payables from repurchase agreements and security lending	308,645	404	—	—	—	—	309,049
Savings accounts and time deposits (***)	4,295,606	2,572,871	2,269,605	629,777	80	32	9,767,971
Derivative instruments	48,570	45,451	78,066	117,055	57,609	106,540	453,291
Borrowings from financial institutions	174,447	153,010	655,278	99,936	41,826	—	1,124,497
Debt issued:
Mortgage bonds	5,893	6,469	16,837	38,217	24,053	32,269	123,738
Bonds	54,728	77,338	33,849	302,155	514,505	1,128,026	2,110,600
Subordinate bonds	13,597	14,310	14,624	47,726	152,421	501,427	744,105
Other financial obligations	90,483	1,816	4,131	11,092	7,376	32,656	147,554
Total liabilities	10,205,194	2,871,669	3,072,390	1,245,958	797,870	1,800,950	19,994,031

	As of September 30, 2011
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,601,815	—	—	—	—	—	4,601,815
Transactions in the course of payment	290,720	—	—	—	—	—	290,720
Payables from repurchase agreements and security lending	196,076	34,193	23	—	—	—	230,292
Savings accounts and time deposits (***)	3,711,788	2,145,748	2,448,709	451,523	327	26	8,758,121
Derivative instruments	182,213	51,936	112,543	104,238	50,806	119,404	621,140
Borrowings from financial institutions	305,720	378,908	874,269	240,227	51,650	—	1,850,774
Debt issued:
Mortgage bonds	6,745	7,577	20,891	47,237	33,890	47,032	163,372
Bonds	3,457	15,586	7,559	188,732	364,412	834,696	1,414,442
Subordinate bonds	13,261	16,555	18,810	48,388	161,406	495,819	754,239
Other financial obligations	159,278	2,020	4,288	12,365	8,756	35,748	222,455
Total liabilities	9,471,073	2,652,523	3,487,092	1,092,710	671,247	1,532,725	18,907,370

(***)      Excluding term saving accounts, which amount to MCh$179,979 (MCh$177,856 in 2011).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                               Subsequent Events:

In the Extraordinary Shareholders Meeting held on October 17, 2012 it was agreed to increase the Bank’s capital in the amount of Ch$250,000,000,000 by means of the issuance of 3,939,489,442 cash shares, “Banco de Chile-T” series, with same rights as all Banco de Chile’s shares, with the exception that they will not allow its shareholders to receive dividends and/or fully paid-in shares, with respect to our net distributable earnings for fiscal year 2012.  Once said dividends and/or fully paid-in shares are distributed and paid shares “Banco de Chile-T” will be automatically converted into “Banco de Chile” shares.

The price of the issuance of the shares will be set by the Board of Directors within a period of 180 days following the aforementioned Shareholders Meeting according to the terms and conditions agreed upon on therein, having in consideration the market price for the Bank’s shares, and in that case, such price shall not be more nor less than 8% of the average closing stock market price for Banco de Chile shares in a period of 30 market business days prior to the determination, minus the net distributable earnings per share accumulated until the last day of the month preceding to the determination date.

Likewise, it was agreed that the shares will be offered to the shareholders in accordance to the law while remaining shares to be offered in the stock markets of the country, and potentially abroad, at the opportunities determined by the Board of Directors.

On the other hand, in the aforementioned Meeting it was informed that the principal shareholder LQ Inversiones Financieras S.A., has announced by means of a letter dated October 16, 2012 its intention to underwrite and to pay the aggregate amount of shares corresponding to the Ordinary Preemptive Rights Period, and to assign and transfer its right to purchase options corresponding to it during the Special Preemptive Rights Period in the aforementioned capital increase.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between September 30, 2012 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Arturo Tagle Q. Chief Executive Officer